UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the year ended December 31, 2016

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Three Months and Year Ended December 31, 2016

PART I – PRESENTATION OF FINANCIAL AND OTHER INFORMATION	3
SELECTED HISTORICAL FINANCIAL INFORMATION	5
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION	6
Consolidated Statements of Financial Position as of December 31, 2015 and 2016	9
Consolidated Income Statements for the Year Ended December 31, 2014, 2015 and 2016	10
Consolidated Income Statements for the Three Months Ended December 31, 2015 and 2016	11
Consolidated Statements of Cash Flow for the Year Ended December 31, 2014, 2015 and 2016 and for the Three Months Ended December 31, 2015 and 2016	12
Management’s Discussion and Analysis of Financial Condition and Results of Operations	19

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Atento S.A. (“Atento”, the “Company”, “we” or the “Organization”) was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, we completed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we had 73,619,511 ordinary shares outstanding and owned 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

On August 4, 2015, our Board of Directors (“the Board”) approved a share capital increase and issued 131,620 shares, increasing the number of outstanding shares to 73,751,131.

On July 28, 2016, the Board approved a share capital increase and issued 157,925 shares, increasing the number of outstanding shares to 73,909,056.

Divestment transaction

On August 4, 2016, the Company through its direct subsidiary Atento Teleservicios España entered into an agreement (the “Share Sale and Purchase Agreement”) with Intelcia Group, S.A. for the sale of 100% of Atento Morocco S.A., encompassing Atento’s operations in Morocco providing services to the Moroccan and French markets (the “Morocco Transaction”). The Morocco Transaction was consummated on September 30, 2016, upon receipt of regulatory approval. Atento’s operations in Morocco, which provide services to the Spanish market, are excluded from the Morocco Transaction and will continue operating as part of Atento Spain.

Based on the Share Sale and Purchase Agreement, Atento Teleservicios España accrued a reserve in the amount of $3.1 million as a guarantee to the buyer for future indemnity it might be responsible for resulting from events that occurred before the sale.

The Morocco Transaction allows the Company to continue strengthening its focus on its core markets, Spain and Latin America.

In accordance with IFRS 5 the results of the operations in Morocco are presented as discontinued operations for 2016, and prior periods which are restated for comparative purpose.

Acquisition transaction

On September 2, 2016, the Company through its direct subsidiary Atento Brasil S.A. acquired 81.4885%, of the shares of RBrasil Soluções S.A. (“RBrasil”), a leading provider of late-stage collection services in Brazil. The total amount paid for this acquisition was R$28.1 million ($8.6 million).

The combination of Atento Brasil S.A. and RBrasil creates the largest provider of collection services in Brazil with 7,000 professionals with strong collections know-how and expertise, optimally positioning Atento to expand our share of the $2.7 billion collections market in Latin America. Other benefits include:

•         Providing new and existing clients with a fully integrated platform, delivering customized collections solutions.

•         Enhancing the effectiveness of collections solutions with the extensive use of technology, business intelligence and analytics capabilities.

•         Drives consolidation in this highly fragmented and compelling market in Latin America.

Termination of Argentine’s Contingent Value Instrument

The acquisition of Atento Group’s Argentinian subsidiaries from Telefónica was made by the Company’s subholdings, Atalaya Luxco 2, S.à.r.l. (formerly BC Luxco 2, S.à.r.l) and Atalaya Luxco 3, S.à.r.l (formerly BC Luxco 3, S.à.r.l) to be paid in the form of a Contingent Value Instrument, or CVI. On November 8, 2016, the CVI nominal value of ARS666.8 million, or $135.6 million was terminated. As a result, during the fourth quarter we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.

For both the fourth quarter and full-year of 2016, this gain had a positive impact on our EBITDA of $41.7 million, a positive impact of $26.2 million on profit, $35.4 million in foreign exchange losses, and the reversal of $19.9 million in finance costs.

In this Report, all references to “U.S. dollar” and “$” (USD) are to the lawful currency of the United States and all references to “Euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais or “R$” (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

The following table shows the exchange rates of the U.S. dollar to these currencies for the years and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2014		2015		2016
	Average	December 31	Average	December 31	Average	December 31
Euro (EUR)	0.75	0.82	0.93	0.92	0.90	0.95
Brazil (BRL)	2.35	2.66	3.34	3.90	3.48	3.26
Mexico (MXN)	13.33	14.74	15.88	17.25	18.69	20.62
Colombia (COP)	2,000.23	2,390.44	2,745.55	3,153.54	3,054.33	3,000.71
Chile (CLP)	570.51	606.75	654.76	710.16	676.73	667.29
Peru (PEN)	2.84	2.98	3.19	3.41	3.38	3.36
Argentina (ARS)	8.12	8.55	9.26	13.04	14.78	15.89

SELECTED HISTORICAL FINANCIAL INFORMATION

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Atento Financial Information

The consolidated financial information of Atento are the consolidated results of operations which includes the year ended December 31, 2014, 2015 and 2016.

Interim Financial Information

The unaudited consolidated financial information for the quarter ended December 31, 2015 and 2016 are derived from Atento’s financial information.

Rounding

Certain numerical figures set out in this Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Summary Consolidated Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Report, as applicable, and not using the numerical data in the narrative description thereof.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following tables present a summary of the consolidated historical financial information for the years/periods as of the dates indicated and should be read in conjunction with the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Financial Information” included elsewhere in this document.

	For the year ended December 31,		Change (%)	Change excluding FX (%)	For the year ended December 31,	Change (%)	Change excluding FX (%)
($ in millions)	2014	2015			2016
	(audited)				(unaudited)
Revenue	2,278.2	1,949.9	(14.4)	9.3	1,757.5	(9.9)	(1.4)
Profit/(loss) from continuing operations	(41.6)	52.2	N.M.	N.M.	3.4	(93.5)	(92.8)
Loss from discontinued operations	(0.5)	(3.1)	N.M.	N.M.	(3.2)	3.2	6.7
Profit/(loss) for the year	(42.1)	49.1	N.M.	N.M.	0.2	(99.6)	(99.6)
EBITDA (1)	205.9	223.3	8.5	41.4	213.7	(4.3)	5.4
Adjusted EBITDA (1)	305.3	249.7	(18.2)	6.8	221.9	(11.1)	(3.6)
Adjusted Earnings (2)	89.2	77.9	(12.7)	66.0	48.2	(38.1)	(29.8)
Adjusted Earnings per share (in U.S. dollars) (3)	1.21	1.06	(12.4)	66.1	0.65	(38.7)	(30.1)
Free Cash Flow (4)	18.3	(57.0)	N.M.	N.M.	73.0	N.M.	N.M.
Capital Expenditure (5)	(120.1)	(121.2)	0.9	34.9	(48.2)	(60.2)	(2.2)
Payments for acquisition of property, plant, equipment and intangible assets (6)	(117.9)	(96.4)	(18.2)	(1.2)	(69.9)	(27.5)	(0.6)
Total Debt	653.3	575.6	(11.9)	6.2	534.9	(7.1)	(14.1)
Cash and cash equivalents and short-term financial investments	238.3	184.0	(22.8)	(5.4)	194.0	5.4	2.2
Net debt with third parties (7)	415.0	391.6	(5.6)	12.8	340.9	(12.9)	(21.3)

	For the three months ended December 31,		Change (%)	Change excluding FX (%)
($ in millions)	2015	2016
	(unaudited)
Revenue	453.8	442.0	(2.6)	(4.2)
Profit from continuing operations	7.5	16.7	122.7	131.9
Loss from discontinued operations	(2.1)	-	(100.0)	(100.0)
Profit for the period	5.4	16.7	N.M.	N.M.
EBITDA (1)	50.4	80.9	60.5	59.3
Adjusted EBITDA (1)	63.8	58.6	(8.2)	(9.7)
Adjusted Earnings (2)	26.8	13.8	(48.5)	(38.9)
Adjusted Earnings per share (in U.S. dollars) (3)	0.36	0.19	(47.2)	(38.7)
Free Cash Flow (4)	4.5	70.2	N.M.	N.M.
Capital Expenditure (5)	(38.1)	(24.3)	(36.2)	N.M.
Payments for acquisition of property, plant, equipment and intangible assets (6)	(35.8)	(13.5)	(62.3)	(53.8)
Total Debt	575.6	534.9	(7.1)	(14.1)
Cash and cash equivalents	184.0	194.0	5.4	2.2
Net debt with third parties (7)	391.6	340.9	(12.9)	(21.3)

N.M. means not meaningful

(1)    In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees, and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

        We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

         EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

         EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessary comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the period from continuing operations to EBITDA and Adjusted EBITDA.

(2)    In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the year/period from continuing operations adjusted for certain acquisition and integration related costs, amortization of acquisition related intangible assets, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees, PECs (Preferred Equity Certification) interest expense, other non-ordinary expenses, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is profit/(loss) for the year/period from continuing operations.

         We believe Adjusted Earnings is a useful metric for investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year returns, such as income tax expense and net finance costs.

         Our management uses Adjusted Earnings to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

         Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

         Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity, and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of Adjusted Earnings to profit/(loss)” for a reconciliation of Adjusted Earnings to our profit/(loss) for the period from continuing operations.

(3)    Adjusted Earnings per share is calculated based on 73,816,933 weighted average number of ordinary shares outstanding as of December 31, 2016, 73,648,760 as of December 31, 2015 and 73,619,511 as of December 31, 2014.

(4)    We use free cash flow to assess our liquidity and the cash flow generation of our operating subsidiaries. We define free cash flow as net cash flow from operating activities less net cash and disposals of payments for acquisition of property, plant, equipment and intangible assets for the period. The free cash flow does not include cash impacts of acquisition and or divestments.

(5)    We define capital expenditure as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.

(6)    Payments for acquisition of property, plant, equipment and intangible assets represent the cash disbursement for the period.

(7)    In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Financing Arrangements” for a reconciliation of total debt to net debt with third parties utilizing IFRS reported balances obtained from the financial information included elsewhere in this Report. The most directly comparable IFRS measure to net debt with third parties is total debt.

Consolidated Statements of Financial Position as of December 31, 2015 and 2016

(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	December 31, 2015	December 31, 2016
	(audited)	(unaudited)
ASSETS

NON-CURRENT ASSETS	768,704	802,944
Intangible assets	226,260	226,553
Goodwill	124,007	146,015
Property, plant and equipment	191,678	165,270
Non-current financial assets	118,923	146,765
Deferred tax assets	107,836	118,341

CURRENT ASSETS	609,712	574,674
Trade and other receivables	424,923	379,499
Other current financial assets	769	1,140
Cash and cash equivalents	184,020	194,035

TOTAL ASSETS	1,378,416	1,377,618

EQUITY AND LIABILITIES

TOTAL EQUITY	397,791	430,203
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST	-	(724)
OWNERS OF THE PARENT COMPANY	397,791	430,927

NON-CURRENT LIABILITIES	664,046	598,808
Deferred tax liabilities	56,062	45,597
Debt with third parties	535,277	480,359
Derivative financial instruments	684	184
Non-current provisions	55,020	70,952
Non-current non trade payables	16,002	618
Other non-current taxes payable	1,001	1,098

CURRENT LIABILITIES	316,579	348,607
Debt with third parties	40,289	54,576
Trade and other payables	264,848	279,313
Current provisions	11,442	14,718

TOTAL EQUITY AND LIABILITIES	1,378,416	1,377,618

Consolidated Income Statements for the Year Ended December 31, 2014, 2015 and 2016

(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	For the year ended December 31,		Change excluding FX (%)	For the year ended December 31,	Change excluding FX (%)
	2014 (*)	2015 (*)		2016
	(audited)			(unaudited)
Revenue	2,278,244	1,949,883	9.3	1,757,498	(1.4)
Other operating income	4,578	4,319	10.9	5,790	45.0
Own work capitalized	475	6	(100.0)	90	N.M.
Other gains (1)	35,092	-	(100.0)	41,748	N.M.
Operating expenses:
Supplies	(103,496)	(77,604)	(2.6)	(65,598)	(7.0)
Employee benefit expenses	(1,621,812)	(1,410,526)	10.4	(1,309,901)	1.7
Depreciation	(57,793)	(50,077)	11.9	(46,448)	(0.4)
Amortization	(60,529)	(51,430)	9.9	(50,916)	6.3
Changes in trade provisions	1,589	(1,319)	N.M.	(1,902)	46.2
Other operating expenses	(357,000)	(241,478)	(12.5)	(214,015)	(4.8)
Impairment charges	(31,792)	-	(100.0)	-	N.M.
Total operating expenses	(2,230,833)	(1,832,434)	4.7	(1,688,780)	0.6

Operating profit	87,556	121,774	82.5	116,346	7.5

Finance income	17,326	15,459	24.3	7,188	(49.7)
Finance costs (1)	(122,032)	(75,469)	(19.9)	(59,151)	(17.3)
Change in fair value of financial instruments (**)	27,272	17,535	(48.7)	675	(96.0)
Net foreign exchange loss (1)	(33,382)	(3,919)	(97.9)	(56,494)	N.M.

Net finance expense	(110,816)	(46,394)	(43.2)	(107,782)	N.M.

Profit/(loss) before tax	(23,260)	75,380	N.M.	8,564	(87.3)
Income tax expense	(18,401)	(23,150)	61.4	(5,207)	(74.5)
Profit/(loss) from continuing operations	(41,661)	52,230	N.M.	3,357	(92.8)
Discontinued operations:
Loss from discontinued operations	(491)	(3,082)	N.M.	(3,206)	6.7
Profit/(loss) for the year	(42,152)	49,148	N.M.	151	(99.6)
Profit/(loss) attributable to:
Owners of the parent	(42,152)	49,148	N.M.	65	(99.8)
Non-controlling interest	-	-	N.M.	86	N.M.
Basic result per share from continuing operations (in U.S. dollars) (***)	(0.57)	0.71	N.M.	0.05	(92.2)
Basic result per share from discontinued operations (in U.S. dollars) (***)	(0.01)	(0.04)	N.M.	(0.04)	N.M.

(1) Contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(*) Restated, excluding discontinued operations - Morocco.

(**) The gain or loss of the fair value of derivatives was recorded in the Income Statements within Finance income ($40.9 million for the year ended December 31, 2014) and Finance costs ($13.6 million for the year ended December 31, 2014), instead of Changes in fair value of financial instruments.

(***) The basic result per share, for the year presented in the table above, was calculated based on the weighted average number of ordinary shares of 73,816,933 as of December 31, 2016. For the period ended December 31, 2015 the weighted average number of ordinary shares outstanding was 73,648,760 and for the period ended December 31, 2014 was 73,619,511.

N.M. means not meaningful

Consolidated Income Statements for the Three Months Ended December 31, 2015 and 2016

(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	For the three months ended December 31,		Change excluding FX (%)
	2015 (*)	2016
	(unaudited)
Revenue	453,760	442,005	(4.2)
Other operating income	2,305	2,429	9.1
Own work capitalized	21	62	N.M.
Other gains (1)	-	41,748	N.M.
Operating expenses:
Supplies	(18,345)	(18,610)	(1.1)
Employee benefit expenses	(326,195)	(329,482)	(0.1)
Depreciation	(12,393)	(12,013)	(7.7)
Amortization	(11,288)	(13,405)	15.5
Changes in trade provisions	(393)	(1,456)	N.M.
Other operating expenses	(60,718)	(55,733)	(12.6)
Total operating expenses	(429,332)	(430,699)	(1.5)

Operating profit	26,754	55,545	111.8

Finance income	2,783	2,760	(9.7)
Finance costs (1)	(17,469)	613	(103.1)
Change in fair value of financial instruments	3,492	114	(133.3)
Net foreign exchange loss (1)	(4,495)	(41,263)	N.M.

Net finance expense	(15,689)	(37,776)	N.M.

Profit before tax	11,065	17,769	58.9
Income tax expense	(3,539)	(1,058)	(72.5)
Profit from continuing operations	7,526	16,711	131.9
Discontinued operations:
Loss from discontinued operations	(2,122)	-	(100.0)
Profit for the period	5,404	16,711	N.M.
Profit attributable to:
Owners of the parent	5,404	16,714	N.M.
Non-controlling interest	-	(3)	N.M.
Basic result per share from continuing operations (in U.S. dollars) (**)	0.10	0.23	130.0
Basic result per share from discontinued operations (in U.S. dollars) (**)	(0.03)	-	(100.0)

(1) Contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(*) Restated, excluding discontinued operations - Morocco.

(**) The basic result per share, for the period presented in the table above, was calculated based on the weighted average number of ordinary shares of 73,816,933 as of December 31, 2016. For the period ended December 31, 2015 the weighted average number of ordinary shares outstanding was 73,648,760.

N.M. means not meaningful

Consolidated Statements of Cash Flow for the Year Ended December 31, 2014, 2015 and 2016 and for the Three Months Ended December 31, 2015 and 2016

(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	For the year ended December 31,			For the three months ended December 31,
	2014	2015	2016	2015	2016
	(audited)		(unaudited)	(unaudited)
Operating activities
Profit/(loss) before tax	(23,619)	72,933	8,564	9,504	17,769
Adjustments to profit/(loss):
Amortization and depreciation	119,820	102,858	97,364	24,020	25,418
Impairment allowances	30,127	1,230	1,902	305	1,456
Change in provisions	30,728	344	20,312	(1,119)	8,396
Grants released to income	-	(626)	(673)	(261)	(321)
Losses on disposal of fixed assets	828	703	1,063	197	286
Finance income	(17,326)	(15,459)	(7,188)	(2,783)	(2,760)
Finance costs	122,064	75,682	59,151	17,663	(613)
Net foreign exchange differences	33,303	3,979	56,494	4,553	41,263
Change in fair value of financial instruments	(27,272)	(17,535)	(675)	(3,492)	(114)
Own work capitalized	(475)	(6)	(90)	(21)	(62)
Changes in other (gains)/losses	(36,380)	1,086	(49,450)	53	(46,602)
	255,417	152,256	178,210	39,115	26,347
Changes in working capital:
Changes in trade and other receivables	82,576	(74,366)	62,409	23,823	62,150
Changes in trade and other payables	(15,661)	(14,321)	22,004	(14,256)	(1,328)
Other assets/(payables)	(43,838)	(19,614)	(16,264)	3,914	6,060
	23,077	(108,301)	68,149	13,481	66,882
Other cash flow from operating activities
Interest paid	(96,497)	(66,178)	(73,168)	(18,146)	(22,320)
Interest received	23,991	17,760	3,683	2,518	2,906
Income tax paid	(18,986)	(16,212)	(24,294)	(3,240)	(4,971)
Other payments	(28,088)	(15,280)	(19,198)	(2,980)	(2,816)
	(119,580)	(79,910)	(112,977)	(21,848)	(27,201)
Net cash flow from operating activities	135,295	36,978	141,946	40,252	83,797
Investment activities
Payments for acquisition of intangible assets	(21,835)	(15,137)	(30,000)	-	(5,608)
Payments for acquisition of property, plant and equipment	(96,017)	(81,310)	(39,851)	(35,754)	(7,894)
Acquisition of subsidiaries	(7,460)	-	(8,638)	-	-
Payments for financial instruments	(93,192)	-	-	-	-
Disposals of intangible assets	93	863	947	131	(9)
Disposals of property, plant and equipment	774	1,523	31	(108)	(74)
Disposals of financial instruments	66,562	26,866	-	-	-
Proceeds from sale of subsidiaries	1,237	-	2,435	-	406
Net cash flow used in investment activities	(149,838)	(67,195)	(75,076)	(35,731)	(13,179)
Financing activities
Proceeds from common stock	72,293	-	-	-	-
Proceeds from borrowing from third parties	68,630	38,739	235	9,499	235
Proceeds from borrowing from group companies	85,080	-	-	-	-
Repayment of borrowing from third parties	(187,167)	(2,101)	(62,930)	(377)	(50,237)
Net cash flow provided by/(used in) financing activities	38,836	36,638	(62,695)	9,122	(50,002)
Net increase in cash and cash equivalents	24,293	6,421	4,175	13,643	20,616
Exchange differences	(26,344)	(33,841)	5,840	(4,279)	(4,449)
Cash and cash equivalents at beginning of period	213,491	211,440	184,020	174,656	177,868
Cash and cash equivalents at end of period	211,440	184,020	194,035	184,020	194,035
Cash and cash equivalents and short-term financial investments at end of period	238,334	184,020	194,035	184,020	194,035

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2014	2015	2016	2015	2016
	(audited)		(unaudited)	(unaudited)
Profit/(loss) from continuing operations	(41.6)	52.2	3.4	7.5	16.7

Net finance expense	110.8	46.4	107.8	15.7	37.7
Income tax expense	18.4	23.2	5.2	3.5	1.1
Depreciation and amortization	118.3	101.5	97.3	23.7	25.4

EBITDA (non-GAAP) (unaudited)	205.9	223.3	213.7	50.4	80.9

Acquisition and integration related costs (a)	9.9	0.1	-	-	-
Restructuring costs (b)	26.7	15.8	33.7	8.2	14.7
Sponsor management fees (c)	7.3	-	-	-	-
Site relocation costs (d)	1.7	3.4	9.3	2.9	2.8
Financing and IPO fees (e)	51.9	0.3	-	-	-
Contingent Value Instrument (f)	-	-	(41.7)	-	(41.7)
Asset impairments and Other (g)	1.9	6.8	6.9	2.3	1.9
Total non-recurring items (*)	99.4	26.4	8.2	13.4	(22.3)
Adjusted EBITDA (non-GAAP) (unaudited)	305.3	249.7	221.9	63.8	58.6

(*)       Non-recurring items fall primarily into three categories of investment:

•      The first includes investments to lower our variable cost structure, which is mostly labor, in response to the exceptional and severe adverse macroeconomic conditions in key markets such as Brazil, Argentina and Spain, which drove significant declines in volume. In 2016 we invested $14.6 million in these activities.

•         The second includes investments in Brazil to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. In 2016 we invested $9.4 million in these activities and we ended the year with 62.4% of our sites in Tier 2 cities. This program is now substantially completed.

•         The third includes investments to drive a more sustainable lower-cost and competitive operating model, especially considering the exceptional adverse macroeconomic circumstances and associated declines in volume referenced above. In 2016 we invested $10.4 million in these activities. We expect these adjustments due to exceptional macro circumstances in most cases like Brazil and Argentina, will continue until the third quarter of 2017.

(a)      Acquisition and integration related costs incurred in 2014 and 2015, are costs associated with the post-acquisition process in connection with a full strategy review and our SAP IT transformation project. These projects were substantially completed by the end of 2015.

 (b)     Restructuring costs incurred in 2014, 2015 and 2016 primarily included several restructuring activities and other personnel costs that were not related to our core result of operations. For the year ended December 31, 2014, $8.6 million of our restructuring costs were related to the relocation of our corporate headquarters and severance payments directly related to the acquisition. In addition, in 2014, we incurred $1.5 million in restructuring costs in Spain (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), and $1.4 million in Chile (related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the year ended December 31, 2015, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile of restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of our corporate headquarters. Restructuring costs incurred in the year ended December 31, 2016, primarily relates to: (i) the optimization of labor relative to current or expected adjustments in activity levels, mainly in EMEA, Brazil and Argentina due to economic crises, and (ii) adjustments in the fixed costs structure to adapt the structure to the new macroeconomic adverse environment. We expect these adjustments due to exceptional macro circumstances in most cases like Brazil and Argentina, will continue until the third quarter of 2017.

Restructuring costs incurred for the three months ended December 31, 2015, primarily include $2.7 million related to restructuring in Chile ($1.1 million) in connection with certain changes to the executive team, and the restructuring of specific operations in Peru and Argentina ($1.6 million). For the three months ended December 31, 2016 restructuring costs of $10.6 million to align labor costs with macro driven declines in volume in Brazil, EMEA and Argentina, largely driven by Telefónica.

(c)      Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that were expensed during 2014. The advisory agreement was terminated in connection with the initial public offering.

(d)      Site relocation costs incurred in the year ended December 31, 2014, 2015 and 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the three months ended December 31, 2015 related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 and tier 3 cities and for the three months ended December 31, 2016 related to Brazil’s Corporate office migration, that will be concluded in the second quarter of 2017 ($2.2 million).

(e)      Financing and IPO fees for the year ended December 31, 2014 and 2015 primarily relate to non-core professional fees incurred during the IPO process, including advisory, auditing and legal expenses.

(f)      On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million, was terminated. As a result, during the fourth quarter we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.

(g)      Asset impairments and other costs incurred for the year ended December 31, 2014 relate to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairments and other costs incurred for the year ended December 31, 2015, mainly relate to the impairment of goodwill and other intangible assets in the Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Asset impairments and other costs for the year ended December 31, 2016 mainly to other costs with the sale of our operations in Morocco on September 30, 2016. Specifically, the accrual of reserve in amount $3.1 million as guarantee to the buyer, for potential indemnity related to eventual liability assessed from the period before the sale.

Asset impairments and other costs incurred for the three months ended December 31, 2015 primarily related to a one-off tax penalty in Colombia ($1.3 million).

Reconciliation of Adjusted Earnings to profit/(loss):
	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2014	2015	2016	2015	2016
	(audited)		(unaudited)	(unaudited)
Profit/(loss) from continuing operations	(41.6)	52.2	3.4	7.5	16.7
Acquisition and integration related costs (a) (*)	9.9	0.1	-	-	-
Amortization of acquisition related intangible assets (b)	36.6	27.5	24.2	6.3	6.3
Restructuring costs (c) (*)	26.7	15.8	33.7	8.2	14.7
Sponsor management fees (d) (*)	7.3	-	-	-	-
Site relocation costs (e) (*)	1.7	3.4	9.3	2.9	2.8
Financing and IPO fees (f) (*)	51.9	0.3	-	-	-
PECs interest expense (g)	25.4	-	-	-	-
Asset impairments and Other (h) (*)	1.9	6.8	6.9	2.3	1.9
DTA adjustment in Spain (i)	9.8	1.5	-	1.5	-
Net foreign exchange gain on financial instruments (j)	(27.3)	(17.5)	(0.7)	(3.5)	(0.1)
Net foreign exchange impacts (k)	33.3	4.0	21.1	4.5	5.8
Contingent Value Instrument (l)	-	-	(26.2)	-	(26.2)
Tax effect (m)	(46.4)	(16.2)	(23.5)	(2.9)	(8.1)
Total of add-backs	130.8	25.7	44.8	19.3	(2.9)
Adjusted Earnings (non-GAAP) (unaudited)	89.2	77.9	48.2	26.8	13.8
Adjusted basic Earnings per share (in U.S. dollars) (**) (unaudited)	1.21	1.06	0.65	0.36	0.19

(*)       Non-recurring items fall primarily into three categories of investment:

•      The first includes investments to lower our variable cost structure, which is mostly labor, in response to the exceptional and severe adverse macroeconomic conditions in key markets such as Brazil, Argentina and Spain, which drove significant declines in volume. In 2016 we invested $14.6 million in these activities.

•         The second includes investments in Brazil to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. In 2016 we invested $9.4 million in these activities and we ended the year with 62.4% of our sites in Tier 2 cities. This program is now substantially completed.

•         The third includes investments to drive a more sustainable lower-cost and competitive operating model, especially considering the exceptional adverse macroeconomic circumstances and associated declines in volume referenced above. In 2016 we invested $10.4 million in these activities. We expect these adjustments due to exceptional macro circumstances in most cases like Brazil and Argentina, will continue until the third quarter of 2017.

(a)      Acquisition and integration related costs incurred in 2014 and 2015, are costs associated with the post-acquisition process in connection with a full strategy review and our SAP IT transformation project. These projects were substantially completed by the end of 2015.

(b)      Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

(c)      Restructuring costs incurred in 2014, 2015 and 2016 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. For the year ended December 31, 2014, $8.6 million of our restructuring costs were related to the relocation of our corporate headquarters and severance payments directly related to the acquisition. In addition, in 2014, we incurred $1.5 million in restructuring costs in Spain (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), and $1.4 million in Chile (related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the year ended December 31, 2015, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million, $2.5 million in Chile in connection with the implementation of a new service delivery model with Telefónica, and certain changes to the executive team, and an additional $0.7 million related to the relocation of our corporate headquarters. Restructuring costs incurred in the year ended December 31, 2016, primarily relates to: (i) the optimization of labor relative to current or expected adjustments in activity levels, mainly in EMEA, Brazil and Argentina due to economic crises, and (ii) adjustments in the fixed costs structure to adapt the structure to the new macroeconomic adverse environment. We expect these adjustments due to exceptional macro circumstances in most cases like Brazil and Argentina, will continue until the third quarter of 2017.

Restructuring costs incurred for the three months ended December 31, 2015, primarily include $2.7 million related to restructuring in Chile ($1.1 million) in connection with certain changes to the executive team, and the restructuring of specific operations in Peru and Argentina ($1.6 million). For the three months ended December 31, 2016 restructuring costs of $10.6 million to align labor costs with macro driven declines in volume in Brazil, EMEA and Argentina, largely driven by Telefónica.

(d)      Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that were expensed during 2014. The advisory agreement was terminated in connection with the initial public offering.

(e)      Site relocation costs incurred in the year ended December 31, 2014, 2015 and 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the three months ended December 31, 2015 related to the anticipation for site closures in Brazil in connection of the site relocation program to tier 2 and tier 3 cities and for the three months ended December 31, 2016 related to Brazil’s Corporate office migration, that will be concluded in the second quarter of 2017 ($2.2 million).

(f)      Financing and IPO fees for the year ended December 31, 2014 and 2015 primarily relate to non-core professional fees incurred during the IPO process, including advisory, auditing and legal expenses.

(g)     PECs interest expense represents accrued interest on the preferred equity certificates that were capitalized in connection with the IPO.

(h)      Asset impairments and other costs incurred for the year ended December 31, 2014 relate to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairments and other costs incurred for the year ended December 31, 2015, mainly relate to the impairment of goodwill and other intangible assets in the Czech Republic (divested in December 2014) of $3.7 million and Spain of $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee paid by Telefónica. Asset impairments and other costs for the year ended December 31, 2016 mainly to other costs with the sale of our operations in Morocco on September 30, 2016. Specifically, the accrual of reserve in amount $3.1 million as guarantee to the buyer, for potential indemnity related to eventual liability assessed from the period before the sale.

Asset impairments and other costs incurred for the three months ended December 31, 2015 primarily related to a one off tax penalty in Colombia ($1.3 million).

(i)      Deferred tax asset adjustment as a consequence of the tax rate reduction in Spain from 30% to 28% in 2015 and to 25% in 2016.

(j)     As of April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge will be recognized in other comprehensive income (equity) as from that date. The gain or loss related to the ineffective portion will be recognized in the income statements. In 2015, cumulative net foreign exchange gain of such instruments was reversed from equity to profit/(loss). For comparability, this adjustment was added back to calculate adjusted earnings.

(k)    As of 2015, management analyzes the Company’s financial performance excluding net foreign exchange impacts, which eliminates the volatility to foreign exchange variances from our operational results. For comparability purposes, 2014 adjusted earnings was restated by the net foreign exchange non-cash results from currency fluctuations impacting loans between group companies and other minor effects.

(l)      On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million was terminated. As a result, during the fourth quarter we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.

(m)   The tax effect represents the impact of the taxable adjustments based on a tax rate of 26.2% for 2014, for 38.7% for 2015 and 24.9% for the year ended December 31, 2016. For the three months ended December 31, 2015 and 2016 13.1% and 25.8%, respectively.

(**)  The Adjusted Earnings per share, for the period presented, was calculated based on the weighted average number of ordinary shares outstanding of 73,816,933 as of December 31, 2016. For the period ended December 31, 2015 and 2014 the weighted average number of ordinary shares was 73,648,760 and 73,619,511, respectively.

Financing Arrangements

Certain of our debt agreements contain financial ratios as an instrument to monitor the Company’s financial condition and as preconditions to certain transactions (e.g. the incurrence of new debt, permitted payments). The following is a brief description of the financial ratios.

1.       Gross Leverage Ratio (applies to Atento S.A.) – measures the level of gross debt to EBITDA, as defined in the debt agreements. The contractual ratio indicates that the gross debt should not surpass 2.75 times the EBITDA for the last twelve months. As of December 31, 2016, the current ratio was 2.49.

2.       Fixed Charge Coverage Ratio (applies to Restricted Group) – measures the Company’s ability to pay interest expenses and dividends (fixed charge) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of December 31, 2016, the current ratio was 3.4.

3.       Net Debt Brazilian Leverage Ratio (applies only to Brazil) – measures the level of net debt (gross debt, less cash, cash equivalents and short-term investments) to EBITDA – each as defined in the debt agreements. The contractual ratio indicates that Brazil net debt should not surpass 2.0 times the Brazilian EBITDA. As of December 31, 2016, the current ratio was 1.3. This is the only ratio considered as a financial covenant.

The Company regularly monitors all financial ratios under the debt agreements. As of December 31, 2016, we were in compliance with the terms of our covenants.

	As of December 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2014	2015	2016
Cash and cash equivalents	211.4	184.0	194.0
Short-term financial investments	26.9	-	-
Debt:
7.375% Senior Secured Notes due 2020	300.3	301.7	303.3
Brazilian Debentures	245.9	168.1	156.6
Contingent Value Instrument (1)	36.4	26.3	-
Finance Lease Payables	9.0	4.7	3.6
Other Borrowings	61.7	74.8	71.4
Total Debt	653.3	575.6	534.9
Net Debt with third parties (2) (unaudited)	415.0	391.6	340.9
Adjusted EBITDA LTM (3) (non-GAAP) (unaudited)	305.3	249.7	221.9
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.4x	1.6x	1.5x

(1)         The CVI was terminated on November 8, 2016 as described in above sections.

(2)         In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash, cash equivalents, and short-term financial investments. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(3)         Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site-relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 6-K providing quarterly and annual information contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, relating to our operations, expected financial position, results of operation, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance. In this Report, when we use words such as “may,” “believe,” “plan,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “would,” “could,” “target,” or similar expressions, or when we discuss our strategy, plans, goals, initiatives, or objectives, we are making forward-looking statements.

We caution you not to rely unduly on any forward-looking statements. Actual results may differ materially from what is expressed in the forward-looking statements, and you should review and consider carefully the risks, uncertainties and other factors that affect our business and may cause such differences.

The forward-looking statements are based on information available as of the date that this Form 6-K furnished with the United States Securities and Exchange Commission (“SEC”) and we undertake no obligation to update them. Such forward–looking statements are based on numerous assumptions and developments that are not within our control. Although we believe these forward-looking statements are reasonable, we cannot assure you they will turn out to be correct.

Risk factors

There have been no material changes in our risk factors from those disclosed in Item 3.D of our Annual Report on Form 20-F (the “20-F”) for the fiscal year ended December 31, 2015.

For any additional detail see the sections entitled “Risk Factors” and “Cautionary Statement with respect to Forward-Looking Statements” in our Annual Report on the 20-F.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the consolidated financial information of Atento.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Report, particularly under “Cautionary Statement with respect to Forward-Looking Statements” and the section entitled “Risk Factors” in the 20-F.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America (“LatAm”) and Spain, and the third largest provider by revenue globally. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, customizing each solution to the individual client’s needs.

In the third quarter of 2016 we announced a refreshed strategy to drive long-term profitable growth and create shareholder value. Recent market trends, including the macroeconomic pull-back in Brazil (the largest CRM BPO market in Latin America), and the accelerating adoption of omni-channel and digital capabilities, prompted us to reexamine the priorities that support our long-term strategy. The ultimate goal of this exercise, or Strategy Refresh, was to ensure we had the right focus and capabilities to capitalize on industry trends in Latin America and leverage our scale and financial strength to selectively broaden and diversify in key verticals, countries, and solutions.

We offer a comprehensive portfolio of customizable, and scalable, solutions including front and back-end services ranging from sales, applications-processing, customer care and credit-management. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 151,000 highly engaged customer care specialists facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing client’s transactions, and industry expertise to our client’s customer care operations, which allow us to provide higher-quality and lower cost customer care services than our clients could deliver on their own.

We operate in 13 countries worldwide and organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2016, Brazil accounted for 46.5% of our revenue, Americas accounted for 40.9% of our revenue and EMEA accounted for 12.7% of our revenue (in each case, before holding company level revenue and consolidation adjustments). For the three months ended December 31, 2016, Brazil accounted for 48.5% of our revenue, Americas accounted for 39.1% of our revenue and EMEA accounted for 12.5% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations decreased from 91,567 as of December 31, 2015 to 89,082 as of December 31, 2016. In general, our competitors have higher EBITDA and depreciation expense than us because we lease rather than own all our call center facilities (e.g., buildings and related equipment), except for IT infrastructure that is supported by Atento and depreciated.

As a part of our strategy to improve cost and increase efficiency, we continued to migrate a portion of our call centers from Tier 1 to Tier 2 cities. These cities, which tend to be smaller, lower cost locations, allow us to optimize our lease expenses and reduce labor costs. By being a preferred employer we can then draw from new and larger pools of talent and reduce turnover and absenteeism. We have completed many successful site transfers in Brazil, Colombia and Argentina. In Brazil, for example, the percentage of total workstations located in tier 2 cities increased 4.7%, from 57.7% for the year ended December 31, 2015 to 62.4% for the year ended December 31, 2016, due to the new sites opened outside Sao Paulo and Rio de Janeiro. As demand for our services and solutions grows, and their complexity continues to increase, we have opportunities to evaluate and adjust our site footprint even further to create the most competitive combination of quality and cost effectiveness for our customers.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of December 31, 2014, 2015 and 2016:

	Number of Workstations			Number of Service Delivery Centers (1)
	2014	2015	2016	2014	2015	2016

Brazil	44,061	47,694	45,913	29	33	31
Americas	34,498	36,229	37,574	45	51	50
Argentina (2)	3,820	3,705	3,673	11	11	11
Central America (3)	2,983	2,629	2,644	3	5	5
Chile	2,398	2,495	2,673	2	3	3
Colombia	5,827	7,292	7,723	6	9	9
Mexico	9,812	9,905	10,298	17	16	15
Peru	8,493	8,893	9,253	3	4	4
United States (4)	1,165	1,310	1,310	3	3	3
EMEA	7,512	7,644	5,595	19	18	14
Morocco (5)	2,046	2,039	-	4	4	-
Spain	5,466	5,605	5,595	15	14	14
Total	86,071	91,567	89,082	93	102	95

(1)     Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2)     Includes Uruguay.

(3)     Includes Guatemala and El Salvador.

(4)     Includes Puerto Rico.

(5)     Operations in Morocco were divested on September 30, 2016.

During 2016, revenue generated from our 15 largest client groups represented 80.3% of our revenue as compared to 83.3% in the same period in the prior year. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups represented 38.7% for the year ended December 31, 2016 as compared to 38.8% in the same period in the prior year.

For the three months ended December 31, 2016, revenue generated from our 15 largest client groups represented 78.8% of our revenue as compared to 81.5% in the same period in the prior year. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups represented 39.3% for the three months ended December 31, 2016 as compared to 37.5% in the same period in the prior year.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. For the year ended December 31, 2014, 2015 and 2016, CRM BPO solutions comprised approximately 23.2%, 23.9% and 25.3% of our revenue, respectively, and individual services comprised approximately 76.8%, 76.1% and 74.7% of our revenue, respectively. For the three months ended December 31, 2015, CRM BPO solutions and individual services comprised approximately 24.0% and 76.0% of our revenue, respectively. For the same period in 2016, CRM BPO solutions and individual services comprised approximately 26.4% and 73.6% of our revenue, respectively.

During the year ended December 31, 2014, telecommunications represented 49.1% of our revenue and financial services represented 35.2% of our revenue, compared to 49.2% and 35.6%, respectively, for the same period in 2015 and 48.5% and 35.0% for the same period in 2016, respectively. For the three months ended December 31, 2015, telecommunications represented 48.0% of our revenue and financial services represented 36.7% of our revenue, compared to 47.1% and 35.7%, respectively, for the same period in 2016. Additionally, during the year ended December 31, 2014, 2015 and 2016 and the three months ended December 31, 2015 and 2016 sales by service were:

	For the year ended December 31,			For the three months ended December 31,
	2014	2015	2016	2015	2016
Customer Service	49.8%	47.9%	49.0%	47.9%	47.8%
Sales	18.2%	18.0%	16.6%	17.4%	17.2%
Collection	10.8%	10.6%	10.1%	11.2%	10.0%
Back Office	8.8%	9.7%	10.8%	10.2%	11.7%
Technical Support	9.6%	10.5%	9.4%	9.9%	9.2%
Others	2.8%	3.3%	4.1%	3.4%	4.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Average headcount

The average headcount in the Atento Group in 2014, 2015 and 2016 and the breakdown by country is presented as follow:

	Average headcount
	2014	2015	2016
Brazil	82,702	90,418	78,088
Central America	4,161	4,687	5,734
Chile	4,703	4,615	4,720
Colombia	6,274	7,770	8,288
Spain	12,121	10,497	10,213
Morocco (*)	1,367	1,348	-
Mexico	20,033	19,934	19,439
Peru	12,874	15,279	15,907
Puerto Rico	706	832	857
United States	419	629	679
Czech Republic (**)	673	-	-
Argentina and Uruguay	8,062	7,829	7,529
Corporate	81	136	147
Total	154,176	163,974	151,601

(*) Operations in Morocco were divested on September 30, 2016.
(**) Operations in Czech Republic were divested on December 9, 2014.

Revenue by country
	For the year ended December 31,
($ in millions)	2014	2015	2016
	(audited)		(unaudited)

Country
Spain	306.6	233.0	224.0
Czech Republic	9.5	-	-
Other and eliminations (*)	(1.4)	(1.3)	(0.1)
EMEA	314.7	231.7	223.9

Argentina	151.9	162.1	119.6
Chile	79.3	79.6	80.1
Colombia	69.5	59.5	61.0
El Salvador	13.9	19.2	16.7
United States	20.7	28.9	37.0
Guatemala	15.3	17.1	15.8
Mexico	275.0	242.4	199.6
Peru	131.8	145.4	151.8
Puerto Rico	12.8	14.0	14.6
Uruguay	8.0	3.7	3.5
Panama	0.8	4.6	5.0
Other and eliminations (*)	0.4	13.3	14.2
Americas	779.4	789.8	718.9
Brazil	1,184.8	930.2	816.4
Other and eliminations (*)	(0.7)	(1.8)	(1.7)
Total revenue	2,278.2	1,949.9	1,757.5

(*) Includes holding company level revenues and consolidation adjustments.

Consolidated Income Statements for the Year Ended December 31, 2014, 2015 and 2016

	For the year ended December 31,		Change (%)	Change excluding FX (%)	For the year ended December 31,	Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)	2014 (*)	2015 (*)			2016
	(audited)				(unaudited)
Revenue	2,278.2	1,949.9	(14.4)	9.3	1,757.5	(9.9)	(1.4)
Other operating income	4.6	4.3	(6.5)	10.9	5.8	34.9	45.0
Own work capitalized	0.5	-	(100.0)	(100.0)	0.1	N.M.	N.M.
Other gains (1)	35.1	-	(100.0)	(100.0)	41.7	N.M.	N.M.
Operating expenses:
Supplies	(103.5)	(77.6)	(25.0)	(2.6)	(65.6)	(15.5)	(7.0)
Employee benefit expenses	(1,621.8)	(1,410.5)	(13.0)	10.4	(1,309.9)	(7.1)	1.7
Depreciation	(57.8)	(50.1)	(13.3)	11.9	(46.4)	(7.4)	(0.4)
Amortization	(60.5)	(51.4)	(15.0)	9.9	(50.9)	(1.0)	6.3
Changes in trade provisions	1.6	(1.3)	N.M.	N.M.	(1.9)	46.2	46.2
Other operating expenses	(357.0)	(241.5)	(32.4)	(12.5)	(214.0)	(11.4)	(4.8)
Impairment charges	(31.8)	-	(100.0)	(100.0)	-	N.M.	N.M.
Total operating expenses	(2,230.8)	(1,832.4)	(17.9)	4.7	(1,688.7)	(7.8)	0.6

Operating profit	87.6	121.8	39.0	82.5	116.4	(4.4)	7.5

Finance income	17.3	15.5	(10.4)	24.3	7.2	(53.5)	(49.7)
Finance costs (1)	(122.0)	(75.5)	(38.1)	(19.9)	(59.2)	(21.6)	(17.3)
Change in fair value of financial instruments (**)	27.3	17.5	(35.9)	(48.7)	0.7	(96.0)	(96.0)
Net foreign exchange loss (1)	(33.4)	(3.9)	(88.3)	(97.9)	(56.5)	N.M.	N.M.

Net finance expense	(110.8)	(46.4)	(58.1)	(43.2)	(107.8)	132.3	N.M.

Profit/(loss) before tax	(23.2)	75.4	N.M.	N.M.	8.6	(88.6)	(87.3)

Income tax expense	(18.4)	(23.2)	26.1	61.4	(5.2)	(77.6)	(74.5)
Profit/(loss) from continuing operations	(41.6)	52.2	N.M.	N.M.	3.4	(93.5)	(92.8)
Discontinued operations:
Loss from discontinued operations	(0.5)	(3.1)	N.M.	N.M.	(3.2)	3.2	6.7
Profit/(loss) for the year	(42.1)	49.1	N.M.	N.M.	0.2	(99.6)	(99.6)
Profit/(loss) attributable to:
Owners of the parent	(42.1)	49.1	N.M.	N.M.	0.1	(99.8)	(99.8)
Non-controlling interest	-	-	N.M.	N.M.	0.1	N.M.	N.M.
Other financial data:
EBITDA (2) (unaudited)	205.9	223.3	8.5	41.4	213.7	(4.3)	5.4
Adjusted EBITDA (2) (unaudited)	305.3	249.7	(18.2)	6.8	221.9	(11.1)	(3.6)

(1) Contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(2) For reconciliation with IFRS as issued by the IASB, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" as above.
(*) Restated, excluding discontinued operations - Morocco.

(**) The gain or loss of the fair value of derivatives was recorded in the Income Statements within Finance income ($40.9 million for the year ended December 31, 2014) and Finance costs ($13.6 million for the year ended December 31, 2014), instead of Changes in fair value of financial instruments.

N.M. means not meaningful

Consolidated Income Statements for the Three Months Ended December 31, 2015 and 2016

	For the three months ended December 31,		Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)	2015 (*)	2016
	(unaudited)
Revenue	453.8	442.0	(2.6)	(4.2)
Other operating income	2.3	2.4	4.3	9.1
Own work capitalized	-	0.1	N.M.	N.M.
Other gains (1)	-	41.7	N.M.	N.M.
Operating expenses:
Supplies	(18.3)	(18.6)	1.6	(1.1)
Employee benefit expenses	(326.2)	(329.5)	1.0	(0.1)
Depreciation	(12.4)	(12.0)	(3.2)	(7.7)
Amortization	(11.3)	(13.4)	18.6	15.5
Changes in trade provisions	(0.4)	(1.5)	N.M.	N.M.
Other operating expenses	(60.8)	(55.7)	(8.4)	(12.6)
Total operating expenses	(429.4)	(430.7)	0.3	(1.5)

Operating profit	26.7	55.5	107.9	111.8

Finance income	2.8	2.8	-	(9.7)
Finance costs (1)	(17.5)	0.6	(103.4)	(103.1)
Change in fair value of financial instruments	3.5	0.1	(97.1)	(133.3)
Net foreign exchange loss (1)	(4.5)	(41.2)	N.M.	N.M.

Net finance expense	(15.7)	(37.7)	140.1	N.M.

Profit before tax	11.0	17.8	61.8	58.9

Income tax expense	(3.5)	(1.1)	(68.6)	(72.5)
Profit from continuing operations	7.5	16.7	122.7	131.9
Discontinued operations:
Loss from discontinued operations	(2.1)	-	(100.0)	(100.0)
Profit for the period	5.4	16.7	N.M.	N.M.
Profit attributable to:
Owners of the parent	5.4	16.7	N.M.	N.M.
Other financial data:
EBITDA (2) (unaudited)	50.4	80.9	60.5	59.3
Adjusted EBITDA (2) (unaudited)	63.8	58.6	(8.2)	(9.7)

(1) Contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(2) For reconciliation with IFRS as issued by the IASB, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" as above.
(*) Restated, excluding discontinued operations - Morocco.
N.M. means not meaningful

Consolidated Income Statements by Segment for the Year Ended December 31, 2014, 2015 and 2016
	For the year ended December 31,		Change (%)	Change excluding FX (%)	For the year ended December 31,	Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)	2014 (*)	2015 (*)			2016
	(audited)				(unaudited)
Revenue:
Brazil	1,184.8	930.2	(21.5)	10.0	816.4	(12.2)	(7.0)
Americas	779.4	789.8	1.3	17.0	718.9	(9.0)	6.5
EMEA	314.7	231.7	(26.4)	(11.8)	223.9	(3.4)	(3.1)
Other and eliminations (1)	(0.7)	(1.8)	N.M.	N.M.	(1.7)	(5.6)	6.3
Total revenue	2,278.2	1,949.9	(14.4)	9.3	1,757.5	(9.9)	(1.4)
Operating expenses:
Brazil	(1,081.6)	(863.9)	(20.1)	11.8	(771.1)	(10.7)	(5.4)
Americas	(718.9)	(726.0)	1.0	16.4	(676.0)	(6.9)	8.7
EMEA	(361.2)	(233.0)	(35.5)	(22.7)	(232.6)	(0.2)	-
Other and eliminations (1)	(69.1)	(9.5)	(86.3)	(84.7)	(9.0)	(5.3)	(5.3)
Total operating expenses	(2,230.8)	(1,832.4)	(17.9)	4.7	(1,688.7)	(7.8)	0.6
Operating profit/(loss):
Brazil	103.5	66.5	(35.7)	(8.6)	46.3	(30.4)	(27.3)
Americas (2)	64.3	65.8	2.3	21.0	88.2	34.0	59.5
EMEA	(45.1)	(0.3)	(99.3)	(98.4)	(7.5)	N.M.	N.M.
Other and eliminations (1)	(35.1)	(10.2)	(70.9)	(66.4)	(10.6)	3.9	3.9
Total operating profit	87.6	121.8	39.0	82.5	116.4	(4.4)	7.5
Net finance expense:
Brazil	(42.9)	(25.3)	(41.0)	(18.2)	(40.1)	58.5	68.5
Americas (2)	(14.7)	(8.7)	(40.8)	(19.0)	(31.1)	N.M.	N.M.
EMEA	(13.7)	(12.3)	(10.2)	8.0	(12.3)	-	-
Other and eliminations (1)	(39.5)	(0.1)	(99.7)	(97.2)	(24.3)	N.M.	N.M.
Total net finance expense	(110.8)	(46.4)	(58.1)	(43.2)	(107.8)	132.3	N.M.
Income tax benefit/(expense):
Brazil	(22.3)	(14.0)	(37.2)	(9.9)	(3.1)	(77.9)	(77.0)
Americas	(19.7)	(20.2)	2.5	16.8	(15.8)	(21.8)	(11.7)
EMEA	15.5	3.2	(79.4)	(74.2)	4.9	53.1	53.1
Other and eliminations (1)	8.1	7.8	(3.7)	16.0	8.8	12.8	12.8
Total income tax expense	(18.4)	(23.2)	26.1	61.4	(5.2)	(77.6)	(74.5)
Profit/(loss) from continuing operations:
Brazil	38.3	27.2	(29.0)	2.9	3.1	(88.6)	(88.3)
Americas (2)	29.9	36.9	23.4	43.5	41.3	11.9	24.8
EMEA	(43.3)	(9.4)	(78.3)	(73.4)	(14.9)	58.5	55.2
Other and eliminations (1)	(66.5)	(2.5)	(96.2)	(94.7)	(26.1)	N.M.	N.M.
Profit/(loss) from continuing operations	(41.6)	52.2	N.M.	N.M.	3.4	(93.5)	(92.8)
Loss from discontinued operations	(0.5)	(3.1)	N.M.	N.M.	(3.2)	3.2	6.7
Profit/(loss) for the year:
Brazil	38.3	27.2	(29.0)	2.9	3.1	(88.6)	(88.3)
Americas (2)	29.9	36.9	23.4	43.5	41.3	11.9	24.8
EMEA	(43.8)	(12.5)	(71.5)	(65.8)	(18.1)	44.8	43.7
Other and eliminations (1)	(66.5)	(2.5)	(96.2)	(94.7)	(26.1)	N.M.	N.M.
Profit/(loss) for the year:	(42.1)	49.1	N.M.	N.M.	0.2	(99.6)	(99.6)
Profit/(loss) attributable to:
Owners of the parent	(42.1)	49.1	N.M.	N.M.	0.1	(99.8)	(99.8)
Non-controlling interest	-	-	N.M.	N.M.	0.1	N.M.	N.M.
Other financial data:
EBITDA (3):
Brazil	158.8	116.5	(26.6)	3.8	98.7	(15.3)	(11.4)
Americas (2)	107.2	104.2	(2.8)	14.6	122.0	17.1	37.1
EMEA	(25.8)	12.1	(146.9)	N.M.	3.2	(73.6)	(72.9)
Other and eliminations (1)	(34.3)	(9.5)	(72.3)	(68.5)	(10.2)	7.4	8.5
Total EBITDA (unaudited)	205.9	223.3	8.5	41.4	213.7	(4.3)	5.4
Adjusted EBITDA (3):
Brazil	172.1	129.4	(24.8)	7.2	121.0	(6.5)	(3.9)
Americas	117.7	109.1	(7.3)	9.1	92.0	(15.7)	(1.5)
EMEA	25.7	18.6	(27.6)	(15.2)	16.3	(12.4)	(10.4)
Other and eliminations (1)	(10.2)	(7.4)	(27.5)	(16.7)	(7.4)	-	1.4
Total Adjusted EBITDA (unaudited)	305.3	249.7	(18.2)	6.8	221.9	(11.1)	(3.6)
(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) Contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(3) For reconciliation with IFRS as issued by the IASB, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" as above.
(*) Restated, excluding discontinued operations - Morocco.
N.M. means not meaningful

Consolidated Income Statements by Segment for the Three Months Ended December 31, 2015 and 2016
	For the three months ended December 31,		Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)	2015 (*)	2016
	(unaudited)
Revenue:
Brazil	192.6	214.4	11.3	(4.6)
Americas	203.9	172.8	(15.3)	(4.1)
EMEA	57.7	55.3	(4.2)	(2.6)
Other and eliminations (1)	(0.4)	(0.5)	25.0	25.0
Total revenue	453.8	442.0	(2.6)	(4.2)
Operating expenses:
Brazil	(181.8)	(201.0)	10.6	(5.3)
Americas	(187.4)	(169.4)	(9.6)	2.1
EMEA	(56.6)	(56.1)	(0.9)	0.7
Other and eliminations (1)	(3.6)	(4.2)	16.7	20.0
Total operating expenses	(429.4)	(430.7)	0.3	(1.5)
Operating profit/(loss):
Brazil	10.9	13.8	26.6	9.5
Americas (2)	17.3	46.8	N.M.	N.M.
EMEA	1.6	(0.4)	N.M.	N.M.
Other and eliminations (1)	(3.1)	(4.7)	51.6	56.7
Total operating profit	26.7	55.5	107.9	111.8
Net finance expense:
Brazil	(7.6)	(8.7)	14.5	(1.1)
Americas (2)	1.6	(23.4)	N.M.	N.M.
EMEA	(3.4)	(3.1)	(8.8)	(11.4)
Other and eliminations (1)	(6.3)	(2.5)	(60.3)	(60.3)
Total net finance expense	(15.7)	(37.7)	140.1	N.M.
Income tax benefit/(expense):
Brazil	(1.9)	(3.8)	100.0	72.7
Americas	(3.1)	(2.3)	(25.8)	(25.8)
EMEA	(0.1)	1.7	N.M.	N.M.
Other and eliminations (1)	1.6	3.3	106.3	120.0
Total income tax expense	(3.5)	(1.1)	(68.6)	(72.5)
Profit/(loss) from continuing operations:
Brazil	1.4	1.3	(7.1)	(18.8)
Americas (2)	15.9	21.2	33.3	36.8
EMEA	(4.1)	(1.7)	(58.5)	(19.0)
Other and eliminations (1)	(5.7)	(4.1)	(28.1)	(47.4)
Profit from continuing operations:	7.5	16.7	122.7	131.9
Loss from discontinued operations	(2.1)	-	(100.0)	(100.0)
Profit/(loss) for the period:
Brazil	1.4	1.3	(7.1)	(18.8)
Americas (2)	15.9	21.2	33.3	36.8
EMEA	(6.2)	(1.7)	(72.6)	(59.5)
Other and eliminations (1)	(5.7)	(4.1)	(28.1)	(47.4)
Profit for the period	5.4	16.7	N.M.	N.M.
Profit attributable to:
Owners of the parent	5.4	16.7	N.M.	N.M.
Other financial data:
EBITDA (3):
Brazil	22.4	28.1	25.4	8.1
Americas (2)	26.2	55.2	110.7	139.0
EMEA	4.6	2.3	(50.0)	(48.9)
Other and eliminations (1)	(2.8)	(4.7)	67.9	67.9
Total EBITDA (unaudited)	50.4	80.9	60.5	59.3
Adjusted EBITDA (3):
Brazil	29.4	35.9	22.1	5.0
Americas	29.1	19.6	(32.6)	(23.7)
EMEA	6.9	5.1	(26.1)	(23.9)
Other and eliminations (1)	(1.6)	(2.0)	25.0	17.6
Total Adjusted EBITDA (unaudited)	63.8	58.6	(8.2)	(9.7)
(*) Restated, excluding discontinued operations - Morocco.
(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) Contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(3) For reconciliation with IFRS as issued by the IASB, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" as above.
N.M. means not meaningful

Three Months Ended December 31, 2016 Compared to Three Months Ended December 31, 2015

Revenue

Revenue decreased by $11.8 million, or 2.6%, from $453.8 million for the three months ended December 31, 2015 to $442.0 million for the three months ended December 31, 2016. Excluding the impact of foreign exchange, revenue decreased 4.2%.

Multisector delivered steady growth, with a revenue increase of $14.4 million, or 5.8%, from $250.8 million for the three months ended December 31, 2015 to $265.3 million for the three months ended December 31, 2016. Excluding the impact of foreign exchange, revenue from multisector clients increased 2.4%, supported by gains in all regions.

Revenue with Telefónica decreased by $26.2 million, or 12.9%, from $203.0 million for the three months ended December 31, 2015 to $176.7 million for the three months ended December 31, 2016. Excluding the impact of foreign exchange, revenue from Telefónica clients decreased 12.7%, mainly by reduction in Brazil, México, Argentina and Spain.

For the three months ended December 31, 2016, revenue from multisector clients was 60.0% of total revenue, compared to 55.3% for the three months ended December 31, 2015, an increase of 4.7 percentage points.

 The following chart sets forth a breakdown of revenue by geographical region for the three months ended December 31, 2015 and 2016 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended December 31,
($ in millions, except percentage changes)	2015	(%)	2016	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	192.6	42.4	214.4	48.5	11.3	(4.6)
Americas	203.9	44.9	172.8	39.1	(15.3)	(4.1)
EMEA (*)	57.7	12.7	55.3	12.5	(4.2)	(2.6)
Other and eliminations (1)	(0.4)	-	(0.5)	(0.1)	25.0	25.0
Total	453.8	100.0	442.0	100.0	(2.6)	(4.2)

(*) Restated, excluding discontinued operations - Morocco.
(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the three months ended December 31, 2015 and 2016 was $192.6 million and $214.4 million, respectively, an increase of $21.8 million, or 11.3%. Excluding the impact of foreign exchange, revenue decreased by 4.6%. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 17.0%, due to lower volumes while revenue from multisector clients, increased by 2.2%, supported by new clients wins.

Americas

Revenue in Americas for the three months ended December 31, 2015 and 2016 was $203.9 million and $172.8 million, respectively, a decrease of $31.1 million, or 15.3%. Excluding the impact of foreign exchange, revenue decreased 4.1%. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 10.2%, driven by lower volumes in Argentina and Mexico while revenue from multisector clients increased by 1.2%, supported by new client wins in Argentina, Colombia, Peru, Chile and our U.S. Nearshore business.

EMEA

Revenue in EMEA for the three months ended December 31, 2015 and 2016 was $57.7 million and $55.3 million, respectively, a decline of $2.4 million, or 4.2%. Excluding the impact of foreign exchange, revenue decreased by 2.6%. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 9.2%, primarily due volume declines in Spain, while revenue from multisector clients increased by 11.7%, supported by new client wins.

Other operating income

Other operating income increased from $2.3 million for the three months ended December 31, 2015 to $2.4 million, for the three months ended December 31, 2016.

Other gains

Other gains increased $41.7 million related to the principal amount of the CVI that was terminated on November 8, 2016.

Total operating expenses

Total operating expenses increased by $1.3 million, or 0.3%, from $429.4 million for the three months ended December 31, 2015 to $430.7 million for the three months ended December 31, 2016. Excluding the impact of foreign exchange, operating expenses decreased by 1.5%, with cost reduction initiatives implemented across all regions. As a percentage of revenue, operating expenses represented 94.6% and 97.4% for the three months ended December 31, 2015 and 2016, respectively. This increase reflects the difference in timing between the revenue reduction and the cost initiatives that have been implemented.

Supplies: Supplies increased by $0.3 million, or 1.6%, from $18.3 million for the three months ended December 31, 2015 to $18.6 million for the three months ended December 31, 2016. Excluding the impact of foreign exchange, supplies expenses decreased by 1.1%, mainly due to lower activity in Brazil. As a percentage of revenue, supplies represent 4.0% and 4.2% for the three months ended December 31, 2015 and 2016, respectively.

Employee benefit expenses: Employee benefit expenses increased by $3.3 million, or 1.0%, from $326.2 million for the three months ended December 31, 2015 to $329.5 million for the three months ended December 31, 2016. Excluding the impact of foreign exchange, employee benefit expenses decreased by 0.1%, as a result of restructuring costs in all regions to align the labor force with new volumes level. As a percentage of the revenue, employee benefit expenses represented 71.9% and 74.5% for the for the three months ended December 31, 2015 and 2016, respectively.

 Depreciation and amortization: Depreciation and amortization expenses increased by $1.7 million, or 7.2%, from $23.7 million for the three months ended December 31, 2015 to $25.4 million for the three months ended December 31, 2016. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 3.3%, mainly due to enhanced technology platform supporting higher value added services.

Changes in trade provisions: Changes in trade provisions increased by $1.1 million, from negative figure of $0.4 million for the three months ended December 31, 2015 to negative figure of $1.5 million for the three months ended December 31, 2016. This variation was principally due to, the collection during the for the three months ended December 31, 2015 of receivables previously impaired, and receivables accounted as bad debt during the three months ended December 31, 2016. As a percentage of revenue, changes in trade provisions constituted 0.1% for the three months ended December 31, 2015 and 0.3% for the three months ended December 31, 2016.

Other operating expenses: Other operating expenses decreased by $5.1 million, or 8.4%, from $60.8 million for the three months ended December 31, 2015 to $55.7 million for the three months ended December 31, 2016. Excluding the impact of foreign exchange, other operating expenses decreased by 12.6%, mainly due to the lower activity in Brazil. As a percentage of revenue, other operating expenses were 13.4% and 12.6% for the three months ended December 31, 2015 and 2016, respectively.

Brazil

 Total operating expenses in Brazil increased by $19.2 million, or 10.6%, from $181.8 million for the three months ended December 31, 2015 to $201.0 million for the three months ended December 31, 2016. Excluding the impact of foreign exchange, operating expenses in Brazil decreased by 5.3%, due to cost reduction action implemented along 2016. Operating expenses as a percentage of revenue decreased from 94.4% to 93.8%, for the three months ended December 31, 2015 and 2016, respectively.

Americas

Total operating expenses in the Americas decreased by $18.0 million, or 9.6%, from $187.4 million for the three months ended December 31, 2015 to $ 169.4 million for the three months ended December 31, 2016. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 2.1%. Operating expenses as a percentage of revenue increased from 91.9% to 98.0%, for the three months ended December 31, 2015 and 2016, respectively. This increase reflects the difference in timing between the revenue reduction and the effects of the cost initiatives that have been implemented.

EMEA

Total operating expenses in EMEA decreased by $0.5 million, or 0.9%, from $56.6 million for the three months ended December 31, 2015 to $56.1 million for the three months ended December 31, 2016. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 0.7%. Operating expenses as a percentage of revenue increased from 98.1% to 101.4%, for the three months ended December 31, 2015 and 2016, respectively. This increase reflects the difference in timing between the revenue reduction and the effects of the cost initiatives that have been implemented.

Operating profit

Operating profit increased by $28.8 million, from $26.7 million for the three months ended December 31, 2015 to $55.5 million for the three months ended December 31, 2016. Excluding the impact of foreign exchange, operating profit increased $29.3 million. Operating profit margin increased from 5.9% for the three months ended December 31, 2015 to 12.6% for the three months ended on December 31, 2016, mainly impacted by the CVI termination in Argentina. Excluding the positive impact of CVI termination in amount of $41.7 million, operating profit decreased $12.9 million, or 48.3%, from $26.7 million for the three months ended December 31, 2015 to $13.8 million in 2016 and for the same time operating profit margin decreased from 5.9% to 3.1%.

Brazil

Operating profit in Brazil increased by $2.9 million, or 26.6%, from $10.9 million for the three months ended December 31, 2015 to $13.8 million for the three months ended December 31, 2016. Excluding the impact of foreign exchange, operating profit increased by 9.5%. Operating profit margin in Brazil increased from 5.7% for three months ended December 31, 2015 to 6.4% for the three months ended December 31, 2016.

Americas

Operating profit in the Americas increased by $29.5 million, from $17.3 million for the three months ended December 31, 2015 to $46.8 million for the three months ended December 31, 2016. Excluding the impact of foreign exchange, operating profit increased by $31.8 million. Operating profit margin in Americas increased from 8.5% for the three months ended December 31, 2015 to 27.1% for the three months ended December 31, 2016. The growth in operating profit and margin was driven by the positive $41.7 million impact of the CVI termination. Excluding this impact, operating profit decreased $12.2 million, or 70.5%, from $17.3 million for the three months ended December 31, 2015 to $5.1 million in 2016 and operating profit margin decreased from 8.5% to 3.0%.

EMEA

Operating profit in EMEA changed by $2.0 million, from a profit of $1.6 million for the three months ended December 31, 2015 to a loss of $0.4 million for the three months ended December 31, 2016. Operating profit margin decreased from positive margin of 2.8% to a negative margin of 0.7%. This decrease is mainly related to lower revenues from Telefónica and by non-recurring restructuring costs to adapt the organization to the new activity levels.

Finance income

Finance income was $2.8 million for the three months ended December 31, 2016, unchanged compared to the three months ended December 31, 2015. Excluding the impact of foreign exchange, finance income decreased by 9.7% during the three months ended December 31, 2016.

Finance costs

Finance costs decreased by $18.1 million, or 103.4%, from a cost of $17.5 million for the three months ended December 31, 2015 to an income of $0.6 million for the three months ended December 31, 2016. Excluding the impact of foreign exchange, finance costs decreased by 103.1% during the three months ended December 31, 2016. The decrease in finance costs was driven by a $19.9 million reversal of finance costs related to the CVI termination.

Changes in fair value of financial instruments

Changes in fair value of financial instruments changed by $3.4 million, from a gain of $3.5 million for the three months ended December 31, 2015 to a gain of $0.1 million for the three months ended December 31, 2016. This gain is related to the ineffective portion of derivative instruments.

Net foreign exchange loss

Net foreign exchange loss changed by $36.7 million, from $4.5 million for the three months ended December 31, 2015 to $41.2 million for the three months ended December 31, 2016. This loss was mainly due to the impact of foreign exchange variation on the CVI from Argentine pesos to U.S. dollars in amount of $35.4 million.

Income tax expense

Income tax expense for the three months ended December 31, 2015 and 2016 was $3.5 million and $1.1 million, respectively. This decrease is due to lower profit before tax in 2016.

Profit for the period

Profit for the three months ended December 31, 2015 and 2016 was $5.4 million and $16.7 million, respectively, as a result of the items disclosed above.

EBITDA and Adjusted EBITDA

EBITDA increased by $30.5 million, or 60.5%, from $50.4 million for the three months ended December 31, 2015 to $80.9 million for the three months ended December 31, 2016. For the same time period, Adjusted EBITDA decreased by $5.2 million, or 8.2% from $58.6 million for the three months ended December 31, 2015 to $63.8 million for the three months ended December 31, 2016. The difference between EBITDA and Adjusted EBITDA is due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Summary Consolidated Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA increased by 59.3% and Adjusted EBITDA decreased by 9.7 mainly due to the reduction in revenues across all regions.

Excluding the positive impact of the CVI termination in amount of $41.7 million, EBITDA decreased $11.2 million, or 22.2%, from $50.4 million for the three months ended December 31, 2015 to $39.2 million in 2016.

Brazil

EBITDA in Brazil increased by $5.7 million, or 25.4%, from $22.4 million for the three months ended December 31, 2015 to $28.1 million for the three months ended December 31, 2016. For the same time period, Adjusted EBITDA increased by $6.5 million, or 22.1%, from $29.4 million to $35.9 million. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 8.1% and 5.0%, respectively. This increase is mainly due to cost reduction initiatives implemented along the year.

Americas

EBITDA in the Americas increased by $29.0 million, or 110.7%, from $26.2 million for the three months ended December 31, 2015 to $55.2 million for the three months ended December 31, 2016, mainly a result of the CVI termination in Argentina and the positive performance from the multisector clients. For the same time period, Adjusted EBITDA decreased by $9.5 million, or 32.6%, from $29.1 million to $19.6 million.

Excluding the impact of foreign exchange, EBITDA increased during this period by $32.1 million, or 139.0%, while Adjusted EBITDA decreased $6.1 million, or 23.7% respectively.

Excluding the positive impact of the CVI termination in amount of $41.7 million, EBITDA decreased $12.7 million, or 48.5%, from $26.2 million for the three months ended December 31, 2015 to $13.5 million in 2016.

The decrease in Adjusted EBITDA and EBITDA excluding the impact of CVI termination is due to the reduction in volumes, mainly in Telefónica in Mexico and Argentina.

EMEA

EBITDA in EMEA decreased by $2.3 million, from $4.6 million for the three months ended December 31, 2015 to $2.3 million for the three months ended December 31, 2016. For the same time period, Adjusted EBITDA decreased by 26.1%, from $6.9 million to $5.1 million. This decrease is mainly related to lower revenues from Telefónica. EBITDA was also impacted by non-recurring restructuring costs to adapt the organization to the new activity levels.

Excluding the impact of foreign exchange, EBITDA decreased during this period by $2.2 million, or 48.9%, while Adjusted EBITDA decreased by $1.6 million, or 23.9%, respectively.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

Revenue decreased by $192.4 million, or 9.9%, from $1,949.9 million for the year ended December 31, 2015 to $1,757.5 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, revenue decreased 1.4% driven primarily by the reduction in volume from Telefónica, particularly in Brazil and Spain. This impact was partially offset by the positive performance from multisector clients, mainly in the Americas region.

Revenue from Telefónica, excluding the impact of foreign exchange, decreased 7.8% driven by volume declines in Brazil and Spain. Revenue from multisector clients increased 3.8%, led by 10.9% growth in the Americas which was partially offset by declines in Brazil and in Mexico.

Consistent with our strategy to diversify our revenue base, as of December 31, 2016, revenue from multisector clients totaled 57.8% of total revenue, an increase of 3.2 percentage points over the prior year.

The following chart sets forth a breakdown of revenue based on geographical region for the three months ended December 31, 2015 and 2016 and as a percentage of revenue the percentage change between those periods and the change net of foreign exchange effects.

	For the year ended December 31,
	2015		2016		Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)		(%)		(%)
	(audited)		(unaudited)
Brazil	930.2	47.7	816.4	46.5	(12.2)	(7.0)
Americas	789.8	40.5	718.9	40.9	(9.0)	6.5
EMEA (*)	231.7	11.9	223.9	12.7	(3.4)	(3.1)
Other and eliminations (1)	(1.8)	(0.1)	(1.7)	(0.1)	(5.6)	6.3
Total	1,949.9	100.0	1,757.5	100.0	(9.9)	(1.4)

(*) Restated, excluding discontinued operations - Morocco.
(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the year ended December 31, 2015 and 2016 was $930.2 million and $816.4 million, respectively. Revenue decreased $113.8 million, or 12.2%. Excluding the impact of foreign exchange, revenue decreased 7.0%, with Telefónica decreasing 17.4%, while multisector clients declined 0.8%. Growth from our acquisition of RBrasil in the third quarter and gains with new clients were more than offset by macro driven declines in Telefónica and our financial services clients.

Americas

Revenue in the Americas for the year ended December 31, 2015 and 2016 was $789.8 million and $718.9 million, respectively. Revenue decreased by $70.9 million, or 9.0%. Excluding the impact of foreign exchange, revenue increased by 6.5%. Excluding the impact of foreign exchange, revenue from Telefónica increased 1.5% led by new services in Argentina and Peru, while revenue from multisector clients increased 10.9%, supported by broad-based growth in most markets with new and existing clients, particularly in Argentina, Chile, Peru, Colombia, Central America and our U.S. nearshore business.

EMEA

Revenue in EMEA for the year ended December 31, 2015 and 2016 was $231.7 million and $223.9 million, respectively. Revenue decreased by $7.8 million, or 3.4%. Excluding the impact foreign exchange, revenue decreased by 3.1%. Revenue from Telefónica declined 6.5% driven by macro related pressure in Spain. Revenue from multisector clients increased 3.7%. Despite the significant volume reduction in some contracts with Public Administration, new business wins from private sectors in 2015 and 2016, more than compensated that negative impact.

Other operating income

Other operating income increased by $1.5 million, from $4.3 million for the year ended December 31, 2015 to $5.8 million for the December 31, 2016.

Other gains

Other gains increased $41.7 million related to the principal amount of the CVI that was terminated on November 8, 2016.

Total operating expenses

Total operating expenses decreased by $143.7 million, or 7.8%, from $1,832.4 million for the year ended December 31, 2015 to $1,688.7 million for the year ended December 31, 2016. This decrease was mainly due to foreign exchange. Excluding the impact of foreign exchange, operating expenses increased by 0.6%. As a percentage of revenue, operating expenses constituted 94.0% and 96.1% for the year ended December 31, 2015 and 2016, respectively. These changes were due to the following items:

Supplies: Supplies decreased by $12.0 million, or 15.5%, from $77.6 million for the year ended December 31, 2015 to $65.6 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, supplies expense decreased by 7.0%, mainly due to reductions in Brazil. As a percentage of revenue, supplies constituted 4.0% and 3.7% for the year ended December 31, 2015 and 2016, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $100.6 million, or 7.1%, from $1,410.5 million for the year ended December 31, 2015 to $1,309.9 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, employee benefit expenses increased by 1.7%. As a percentage of revenue, employee benefits expenses constituted 72.3% and 74.5% for the year ended December 31, 2015 and 2016, respectively. This increase in the percentage of revenue is due to the negative impact of high inflation in countries like Brazil, Mexico and Colombia, and non-recurring restructuring costs primarily in Brazil, Spain and Argentina to align the labor force with new volumes levels.

 Depreciation and amortization: Depreciation and amortization expense decreased by $4.2 million, or 4.1%, from $101.5 million for the year ended December 31, 2015 to $97.3 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, depreciation and amortization expenses increased by 3.0%, mainly due to the enhanced technology platform supporting higher value added services.

Changes in trade provisions: Changes in trade provisions changed from negative impact of $1.3 million for the year ended December 31, 2015 to a negative impact of $1.9 million for the year ended December 31, 2016. As a percentage of revenue, changes in trade provisions constituted 0.1% for the year ended December 31, 2015 and 2016.

Other operating expenses: Other operating expenses decreased by $27.5 million, or 11.4%, from $241.5 million for the year ended December 31, 2015 to $214.0 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, other operating expenses decreased by 4.8%, mainly driven by Brazil. As a percentage of revenue, other operating expenses decreased from 12.4% to 12.2%.

Brazil

Total operating expenses in Brazil decreased by $92.8 million, or 10.7%, from $863.9 million for the year ended December 31, 2015 to $771.1 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating expenses in Brazil decreased by 5.4%, as a result of cost reduction initiatives through the year. As a percentage of revenue, operating expenses increased from 92.9% to 94.5%.

Americas

Total operating expenses in the Americas decreased by $50.0 million, or 6.9%, from $726.0 million for the year ended December 31, 2015 to $676.0 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 8.7%. This increase was primarily due to the impact of high inflation in countries like Argentina and Colombia and to non-recurring restructuring costs to adapt to lower volumes. As a percentage of revenue operating expenses increased from 91.9% to 94.0%.

EMEA

Total operating expenses in EMEA decreased by $0.4 million, or 0.2%, from $233.0 million for the year ended December 31, 2015 to $232.6 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating expenses in EMEA remained at the same level as last year. As a percentage of revenue, operating expenses increased from 100.6% to 103.9%. This increase as percentage of revenue was mainly due to non-recurring costs related to the divestment of Morocco that took place in September 2016 and to restructuring costs to adapt the structure to lower volumes, mainly from Telefónica.

Operating profit

Operating profit decreased by $5.4 million, or 4.4%, from $121.8 million for the year ended December 31, 2015 to $116.4 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating profit increased by 7.5%. Operating profit margin increased from 6.2% for the year ended December 31, 2015 to 6.6% for the year ended December 31, 2016. This increase in profit and margin was driven by the positive impact of the CVI termination that happened in 2016 in Argentina. Excluding the positive impact of CVI termination in amount of $41.7 million, operating profit decreased $47.1 million, or 38.7%, from $121.8 million for the year ended December 31, 2015 to $74.7 million in 2016 and for the same time, operating profit margin decreased from 6.2% to 4.3%. This negative results in operating profit and operating profit margin is caused by the reduction in volume from some significant costumers, mainly Telefónica, and the difference in timing between the revenue reduction and the effects of the cost initiatives that have been implemented.

Brazil

Operating profit in Brazil decreased by $20.2 million, or 30.4%, from $66.5 million for the year ended December 31, 2015 to $46.3 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating profit decreased by 27.3%. Operating profit margin decreased from 7.1% for the year ended December 31, 2015 to 5.7% for the year ended December 31, 2016, affected by the reduction in volume from Telefónica.

Americas

Operating profit in the Americas increased by $22.4 million, or 34.0%, from $65.8 million for the year ended December 31, 2015 to $88.2 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating profit in the Americas increased by 59.5% in 2016. Operating profit margin increased from 8.3% to 12.3% for the year ended December 31, 2015 and 2016, respectively. The growth in operating profit and margin was driven by the positive $41.7 million impact of the CVI termination. Excluding this impact, operating profit decreased $19.3 million, or 29.3%, from $65.8 million for the year ended December 31, 2015 to $46.5 million in 2016 and operating profit margin decreased from 8.3% to 6.5%, as a result of lower volume, mainly from Telefónica, and the difference in timing between the revenue reduction and the effects of the cost initiatives that have been implemented.

EMEA

Operating profit in EMEA decreased by $7.2 million, from a loss of $0.3 million for the year ended December 31, 2015 to a loss of $7.5 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, operating profit in EMEA decreased by $7.0 million in 2016, driven by lower volumes in Telefónica and some Public Sector clients.

Finance income

Finance income decreased by $8.3 million, from $15.5 million for the year ended December 31, 2015 to $7.2 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, finance income decreased by 49.7%. The decrease in finance income was mainly due to a foreign exchange gain in 2015 on U.S. dollar denominated investment and a one-off payroll tax credit in Brazil in 2016.

Finance costs

Finance costs decreased by $16.3 million, or 21.6%, from $75.5 million for the year ended December 31, 2015 to $59.2 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, finance costs decreased by 17.3%. The decrease in finance costs was driven by a $19.9 million reversal of finance costs related to the CVI termination.

Changes in fair value of financial instruments

Changes in fair value of financial instruments decreased by $16.8 million, or 96.0%, from $17.5 million for the year ended December 31, 2015 to $0.7 million for the year ended December 31, 2016. This decrease is mainly related to the overlap in 2016 of the implementation of hedge accounting in April 1, 2015 which drove the recognition of cumulative fair value gains of financial instruments in first quarter of 2015.

Net foreign exchange loss

Net foreign exchange loss changed by $52.6 million, from $3.9 million for the year ended December 31, 2015 to $56.5 million for the year ended December 31, 2016. This loss was mainly due to the impact of foreign exchange variation on the CVI from Argentine pesos to U.S. dollars in amount of $35.4 million.

Income tax expense

Income tax expense for the year ended December 31, 2015 and 2016 was $23.2 million and $5.2 million, respectively, a decline of $18.0 million. This decline was due to lower profit before tax in 2016 and due to the non-deductible costs/expenses recognized mainly in Mexico, Colombia and Brazil. The aggregated effective tax rate for the year ended 2016 is 60.8%. The aggregated effective tax rate for the year ended December 31, 2016 is distorted because of the contribution of losses in the holding companies to our profit before tax. The tax expense for the year ended December 31, 2016 is derived from the profitable subsidiaries which paid income taxes at the individual level. Excluding the holding companies, the aggregated effective tax rate for the year ended December 31, 2016 is 51.3%. Higher tax expenses are primarily attributed to non-deductible expenses mainly in Colombia, Mexico and Brazil and due to the reversion of the deferred tax asset in Brazil.

Profit for the year

Profit for the year ended December 31, 2015 and 2016 was $49.1 million and $0.2 million, respectively, as result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $9.6 million, or 4.3%, from $223.3 million for the year ended December 31, 2015 to $213.7 million for the year ended December 31, 2016. Adjusted EBITDA decreased by $27.8 million, or 11.1%, from $249.7 million for the year ended December 31, 2015 to $221.9 million for the year ended December 31, 2016. The difference between EBITDA and Adjusted EBITDA was due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Summary Consolidated Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA increased by 5.4% and Adjusted EBITDA decreased by 3.6 impacted by the decrease in Telefónica revenues in Argentina, Brazil, Mexico and Spain, partially compensated by the good performance from multisector clients and lower fixed and variable costs. In addition to that, EBITDA was positively impacted by the CVI termination of $41.7 million, which was partially offset by non-recurring costs of $42.5 million, mostly related to restructuring and site relocation costs.

Excluding the positive impact of the CVI termination, EBITDA decreased $51.3 million, or 23.0%, from $223.3 million for the year ended December 31, 2015 to $172.0 million in 2016.

Brazil

EBITDA in Brazil decreased by $17.8 million, or 15.3%, from $116.5 million for the year ended December 31, 2015 to $98.7 million for the year ended December 31, 2016. Adjusted EBITDA decreased by $8.4 million, or 6.5%, from $129.4 million for the year ended December 31, 2015 to $121.0 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA decreased by 11.4% and 3.9%, respectively. The difference between EBITDA and Adjusted EBITDA relates to the exclusion of non-recurring costs. During the year ended December 31, 2016 non-recurring costs were impacted by labor force optimization and our site relocation program. EBITDA and Adjusted EBITDA were impacted by lower activity in the Brazilian market in all client segments, mainly Telefónica. The decline was partially offset by operating efficiencies achieved from our margin transformational programs.

Americas

EBITDA in the Americas increased by $17.8 million, or 17.1%, from $104.2 million for the year ended December 31, 2015 to $122.0 million for the year ended December 31, 2016. Adjusted EBITDA decreased by $17.1 million, or 15.7%, from $109.1 million for the year ended December 31, 2015 to $92.0 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, EBITDA increased by 37.1%, while Adjusted EBITDA decreased by 1.5%, respectively. Excluding the positive impact of the CVI termination in amount of $41.7 million, EBITDA decreased $23.9 million, or 22.9%, from $104.2 million for the year ended December 31, 2015 to $80.3 million in 2016.

EMEA

EBITDA in EMEA decreased by $8.9 million, or 73.6% from $12.1 million for year ended December 31, 2015 to $3.2 million for the year ended December 31, 2016. Adjusted EBITDA decreased by $2.3 million, or 12.4%, from $18.6 million for the year ended December 31, 2015 to $16.3 million for the year ended December 31, 2016. Excluding the impact of foreign exchange, EBITDA decreased $8.6 million and Adjusted EBITDA decreased $1.9 million, mainly due to lower revenues from Telefónica.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Revenue

Revenue decreased by $328.3 million, or 14.4%, from $2,278.2 million for the year ended December 31, 2014 to $1,949.9 million for the year ended December 31, 2015. Excluding the impact of foreign exchange and the sale of the operations in Czech Republic, revenue increased by 9.6% driven primarily by strong performance in Brazil and the Americas, largely offsetting a decline in EMEA. Revenue in LatAm, increased 12.8% excluding the impact of foreign exchange.

Revenue from Telefónica, excluding the impact of foreign exchange, increased 2.5%, driven primarily by a strong performance in the Americas, in particular, in Peru as a result of the increase in offshore business from Argentina, in Chile due to the implementation in 2014 of a new business model and new services, as well as price adjustments in Argentina. This positive performance in the Americas largely offset a decline in EMEA driven by adverse conditions in the telecommunication service in Spain.

Excluding the impact of foreign exchange and the sale of the operations in Czech Republic, revenue from multisector clients increased 15.9% due to strong double-digit growth in all regions, except EMEA. As of December 31, 2015, revenue from multisector clients totaled 56.3% of total revenue, an increase of 2.8 percentage points over the prior year. We have continued our strategy to increase our revenue diversification from Telefónica with significant clients wins in the telecommunication sector in Brazil and multisector segments, and higher volumes with current clients, primarily in the finance sector. The strong growth in the Americas was driven mainly by Peru, Colombia, Chile, Argentina and nearshore business volume increase in United States and new client wins. This growth partially offset by a decline in EMEA Multisector due to some Public Administration service terminations.

The following chart sets forth a breakdown of revenue based on geographical region for the year ended December 31, 2014 and December 31, 2015 and as a percentage of revenue and the percentage change between those periods and net of foreign exchange effects.

	For the year ended December 31,
	2014		2015		Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)		(%)		(%)
	(audited)		(audited)
Brazil	1,184.8	52.0	930.2	47.7	(21.5)	10.0
Americas	779.4	34.2	789.8	40.5	1.3	17.0
EMEA (*)	314.7	13.8	231.7	11.9	(26.4)	(11.8)
Other and eliminations (1)	(0.7)	-	(1.8)	(0.1)	N.M.	N.M.
Total	2,278.2	100.0	1,949.9	100.0	(14.4)	9.3

(*) Restated, excluding discontinued operations - Morocco.
(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the year ended December 31, 2014 and December 31, 2015 was $1,184.8 million and $930.2 million, respectively. Revenue decreased in Brazil by $254.6 million, or 21.5%. Excluding the impact of foreign exchange, revenue increased by 10.0% over this period. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 0.2%, principally due to lower volumes. Revenue from multisector clients, excluding the impact of foreign exchange, increased by 17.2%, mainly due to volume growth and the introduction of new services with existing clients, mainly in the financial sector, in addition to significant clients wins in the telecommunication sector where we now provide services to all major operators.

Americas

Revenue in the Americas for the year ended December 31, 2014 and December 31, 2015 was $779.4 million and $789.8 million, respectively, an increase of $10.4 million, or 1.3%. Excluding the impact of foreign exchange, revenue increased by 17.0%. Excluding the impact of foreign exchange, revenue from Telefónica increased by 13.4% over this period, due to strong performance across the region due to volume and new services introduction across all the geography but led by Argentina, Peru and the implementation of new business model in Chile. Excluding the impact of foreign exchange, revenue from multisector clients increased by 20.2%, due to strong growth in most markets supported by new and existing clients, particularly in Argentina, Peru, Colombia, Central America and nearshore business volume increase in the United States.

EMEA

Revenue in EMEA for the year ended December 31, 2014 and December 31, 2015 was $314.7 million and $231.7 million, respectively, a decrease of $83.0 million, or 26.4%. Excluding the impact foreign exchange and sale of operations in Czech Republic, revenue decreased by 9.0%. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 10.6% mainly in Spain due to volume declines. Excluding the impact of foreign exchange and the sale of operations in Czech Republic, revenue from multisector clients decreased by 6.2%. The growth with private sector new clients is accelerating comparing with last year, still not enough to offset the decline driven by the volume reduction of some contracts with Public Administration and other multisector customer.

Other operating income

Other operating income decreased by $0.3 million, from $4.6 million for the year ended December 31, 2014 to $4.3 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, other operating income increased by 10.9% principally due to service insurance redress in Centro America and subsidies received in Spain for hiring disabled employees.

Other gains

In May 2014, the Master Service Agreement (“MSA”) with Telefónica, which required the Telefónica Group to meet pre-agreed minimum annual revenue commitments to us through 2021, was amended to adjust minimum revenue commitments in relation to Spain and Morocco, to reflect the expected lower level of activities in these countries. The provisions of the MSA required Telefónica to compensate us in case of shortfalls in these revenue commitments. Based on the above, Telefónica agreed to compensate us with a penalty fee amounting to €25.4 million (equivalent to $34.5 million).

Total operating expenses

Total operating expenses decreased by $398.4 million, or 17.9%, from $2,230.8 million for the year ended December 31, 2014 to $1,832.4 million for the year ended December 31, 2015. This decrease was mainly due to foreign exchange. Excluding the impact of foreign exchange, operating expenses increased by 4.7%. As a percentage of revenue, operating expenses constituted 97.9% and 94.0% for the year ended December 31, 2014 and 2015, respectively. This decrease due to the reduction of exceptional charges related to IPO, restructuring and others, and partially offset by increase in employee benefit expenses. Adjusting exceptional charges booked during the period, operating expenses as a percentage of revenues would have constituted 93.6% and 92.7% of revenue for the year ended December 31, 2014 and 2015, respectively.

The $398.4 million decreased in operating expenses during the year ended December 31, 2015 resulted from the following components:

Supplies: Supplies decreased by $25.9 million, or 25.0%, from $103.5 million for the year ended December 31, 2014 to $77.6 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, supplies expense decreased by 2.6%. The decrease was principally caused by the lower activity in the EMEA region and efficiencies generated in Americas. As a percentage of revenue, supplies constituted 4.5% and 4.0% for the year ended December 31, 2014 and 2015, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $211.3 million, or 13.0%, from $1,621.8 million for the year ended December 31, 2014 to $1,410.5 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, employee benefit expenses increased by 10.4%. This increase was principally due to growth in business activity. As a percentage of our revenue, employee benefits expenses constituted 71.2% and 72.3% for the year ended December 31, 2014 and 2015, respectively. This slight increase in the percentage over revenue is due to ramp up of new client wins, severance and other costs related to the alignment of labor force to current and expected volume declines.

 Depreciation and amortization: Depreciation and amortization expense decreased by $16.8 million, or 14.1%, from $118.3 million for the year ended December 31, 2014 to $101.5 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 10.9%, principally due to the growth in capacity mainly in Brazil along 2015 and the previous fiscal years.

Changes in trade provisions: Changes in trade provisions totaled a positive impact of $1.6 million for the year ended December 31, 2014 to a negative impact of $1.3 million for the year ended December 31, 2015. This variation was principally due to the collection in 2014 of some receivables that had previously been impaired, and receivables accounted as bad debt in Brazil and EMEA during the year ended December 31, 2015. As a percentage of revenue, changes in trade provisions constituted 0.1% for the year ended December 31, 2014 and 2015.

Other operating expenses: Other operating expenses decreased by $115.5 million, or 32.4%, from $357.0 million for the year ended December 31, 2014 to $241.5 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, other operating expenses decreased by 12.5%, mainly with the reduction of exceptional charges like IPO fees and charges, efficiency programs and lower activity in EMEA. As a percentage of revenue, other operating expenses constituted 15.7% and 12.4% for the year ended December 31, 2014 and 2015, respectively.

Impairment charges: For the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairments relating to our operation in Czech Republic of $3.7 million and Spain of $28.8 million.

As of June 30, 2014, we performed an impairment test on the carrying amount of customer-relationship intangible assets, goodwill and property, plant and equipment, as a result of the amendment to the MSA which impacted the amount of expected revenue and also in consideration of the changes in expected revenue in certain countries. The impairment test was performed using assumptions revised in accordance with the amendments to the MSA and with updated management expectations on cash flow generation from the different countries where we operate. The result of the test performed was an impairment charge of $27.7 million of the intangible asset related to the customer relationship with Telefónica in connection with the MSA. Impairment charges of $1.1 million of goodwill in Spain and of $3.7 million of goodwill in the Czech Republic were recognized during the year ended December 31, 2014, as a result of this impairment test.

Brazil

Total operating expenses in Brazil decreased by $217.7 million, or 20.1%, from $1,081.6 million for the year ended December 31, 2014 to $863.9 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 11.8%. Excluding the corporate expenses, operating expenses as a percentage of revenue increased from 90.7% to 92.0%. This increase is due to higher than expected inflation impact in the business mainly in energy, leasing and other costs, and the restructuring costs to align labor force and site location to current and expected volume declines which negatively affects 2015 operating expenses. Corporate expenses located in Brazil increased $1.8 million, from $6.7 million for the year ended December 31, 2014 to $8.5 million for the year ended December 31, 2015.

Americas

Total operating expenses in the Americas increased by $7.1 million, or 1.0%, from $718.9 million for the year ended December 31, 2014 to $726.0 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 16.4% below the increase in revenues. Excluding the corporate expenses, operating expenses as a percentage of revenue decreased from 91.2% to 90.5% for the year ended December 31, 2014 and 2015, mainly explained by efficiency gains in Argentina, Peru and Chile. Corporate expenses located in Americas increase $3.2 million, from $7.8 million for the year ended December 31, 2014 to $11.0 million for the year ended December 31, 2015.

EMEA

Total operating expenses in EMEA decreased by $128.2 million, or 35.5%, from $361.2 million for the year ended December 31, 2014 to $233.0 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating expenses in EMEA decreased by 22.7%. Excluding the corporate expenses, operating expenses as a percentage of revenue decreased from 114.0% to 101.1%. The decrease in operating expenses in the year ended December 31, 2015 was primarily attributable to impairment charges and restructuring costs booked in 2014. Excluding the impact of this effect, operating expenses as a percentage of revenue would have reached 98.7% in the year ended December 31, 2014 compared to 97.9% in the year ended December 31, 2015, this decrease is primarily attributable to the benefits of the restructuring programs implemented in 2014 and 2015, and improvements in operational efficiencies. Corporate expenses located in EMEA increase $0.7 million, due to corporate cost of $0.7 million booked for the year ended December 31, 2015.

Operating profit

Operating profit increased by $34.2 million, or 39.0%, from $87.6 million for the year ended December 31, 2014 to $121.8 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating profit increased by 82.5%. Operating profit margin increased from 3.8% for the year ended December 31, 2014 to 6.2% for the year ended December 31, 2015. This increase was driven by broad based improvement in efficiencies and significant reduction in non-recurring expenses versus 2014, partially offset with the ramp up of new client and higher than expected inflationary costs in some operations.

Brazil

Operating profit in Brazil decreased by $37.0 million, or 35.7%, from $103.5 million for the year ended December 31, 2014 to $66.5 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating profit decreased by 8.6% in 2015. Excluding the corporate expenses, operating profit margin decreased from 9.3% for the year ended December 31, 2014 to 8.2% for the year ended December 31, 2015, excluding the impact of foreign exchange. The decrease in operating profit is due to higher than expected inflation impact in the business mainly in energy, leasing and other costs, and the restructuring costs to align labor force and site location to current and expected volume declines which negatively affects 2015 operating margin.

Americas

Operating profit in the Americas increased by $1.5 million, or 2.3%, from $64.3 million for the year ended December 31, 2014 to $65.8 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating profit in Americas increased by 21.0% in 2015. Excluding corporate expenses, operating profit margin increased from 9.2% for the year ended December 31, 2014 to 9.7% for the year ended December 31, 2015, excluding the impact of foreign exchange. The increase in operating profit was mainly attributed to the strong performance in Peru, Chile and Argentina.

EMEA

Operating profit in EMEA increased by $44.8 million, from a loss of $45.1 million for the year ended December 31, 2014 to a loss of $0.3 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, operating profit in EMEA increased by 98.4% in 2015. Excluding corporate expenses, operating profit margin increase from a loss of 13.6% for the year ended December 31, 2014 to a loss of 0.7% for the year ended December 31, 2015, principally due to the non-recurring expenses booked in the year ended December 31, 2014. Excluding non-recurring impacts operating profit margin would have increased from a gain of 1.8% to a gain of 2.5%. This increase is primarily attributable to the benefits of the restructuring programs implemented in 2014 and 2015, and improvements in operational efficiencies.

Finance income

Finance income decreased by $1.8 million, from $17.3 million for the year ended December 31, 2014 to $15.5 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, finance income increased by 24.3% during the year ended December 31, 2015.

Finance costs

Finance costs decreased by $46.5 million, or 38.1%, from $122.0 million for the year ended December 31, 2014 to $75.5 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, finance costs decreased by 19.9% during the year ended December 31, 2015. This decrease in finance costs is mainly driven by the capitalization of PECs in 2014, in connection with the IPO.

Changes in fair value of financial instruments

Changes in fair value of financial instruments decreased by $9.8 million, or 35.9%, from $27.3 million for the year ended December 31, 2014 to $17.5 million for the year ended December 31, 2015. This decrease is mainly related with the implementation of hedge accounting in April 1, 2015, with the recognition of cumulative fair value gains of financial instruments in first quarter. After first quarter, only the ineffective portion of financial instruments are recognized as fair value.

Net foreign exchange loss

Net foreign exchange loss changed by $29.5 million, from $33.4 million for the year ended December 31, 2014 to $3.9 million for the year ended December 31, 2015. The decrease in net foreign exchange loss is mainly related to the change in functional currency from EUR to USD of Atento Luxco 1 in 2015 that eliminated the foreign exchange exposure of the Senior Secured Notes that are denominated in USD.

Income tax expense

Income tax expense for the year ended December 31, 2014 and December 31, 2015 was of $18.4 million and of $23.2 million, respectively. This variation is due to the higher profit before tax in 2015 and due to the non-deductible costs/expenses recognized mainly in Mexico. The average tax rate for the year ended 2015 is 32.6%.

Profit/(loss) for the period

Profit/(loss) for the year ended December 31, 2014 and December 31, 2015 was a loss of $42.1 million and a gain of $49.1 million, respectively, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA increased by $17.4 million, or 8.5%, from $205.9 million for the year ended December 31, 2014 to $223.3 million for the year ended December 31, 2015. Adjusted EBITDA decreased by $55.6 million, or 18.2%, from $305.3 million for the year ended December 31, 2014 to $249.7 million for the year ended December 31, 2015. The difference between EBITDA and Adjusted EBITDA was due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Summary Consolidated Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA increased by 41.4% and Adjusted EBITDA increased by 6.8% mainly due to revenue growth and solid performance in Brazil and Americas, more than offsetting reduced activity in EMEA.

Brazil

EBITDA in Brazil decreased by $42.3 million, or 26.6%, from $158.8 million for the year ended December 31, 2014 to $116.5 million for the year ended December 31, 2015. Adjusted EBITDA in Brazil decreased by $42.7 million, or 24.8%, from $172.1 million for the year ended December 31, 2014 to $129.4 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 3.8% and 7.2%, respectively. The difference between EBITDA and Adjusted EBITDA relates to the exclusion of non-recurring costs. During the year ended December 31, 2015 non-recurring costs were impacted by labor force optimization to current or expected adjustments in activity levels, and by the anticipation of site closures in connection of the site relocation program to tier 2 and tier 3 cities. Excluding corporate expenses, EBITDA and Adjusted EBITDA increased by 6.8% and 9.8%, respectively. This solid performance at EBITDA and Adjusted EBITDA level during the year ended December 31, 2015, in excluding the impact of foreign exchange, is mainly due to strong growth in revenue with existing clients and new clients, including CBCC acquisition, as well as operating efficiencies achieved from our margin transformational programs. Corporate expenses located in Brazil increase $1.8 million, from $6.7 million for the year ended December 31, 2014 to $8.5 million for the year ended December 31, 2015.

Americas

EBITDA in the Americas decreased by $3.0 million, or 2.8%, from $107.2 million for the year ended December 31, 2014 to $104.2 million for the year ended December 31, 2015. Adjusted EBITDA in the Americas decreased by $8.6 million, or 7.3%, from $117.7 million for the year ended December 31, 2014 to $109.1 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased during the year ended December 31, 2015 by 14.6% and 9.1%, respectively. Excluding corporate expenses, EBITDA and Adjusted EBITDA increased by 17.5% and 12.1%, respectively, excluding the impact of foreign exchange, due to the strong growth mainly in Chile, Peru and Argentina. Corporate expenses located in Americas increase $3.2 million, from $7.8 million for the year ended December 31, 2014 to $11.0 million for the year ended December 31, 2015.

EMEA

EBITDA in EMEA increased by $37.9 million, from a loss of $25.8 million for year ended December 31, 2014 to a gain of $12.1 million for the year ended December 31, 2015. Adjusted EBITDA decreased by $7.1 million, from $25.7 million for the year ended December 31, 2014 to $18.6 million for the year ended December 31, 2015. Excluding the impact of foreign exchange, EBITDA increased $39.9 million and Adjusted EBITDA decreased $3.9 million during the year ended December 31, 2015. The difference between EBITDA and Adjusted EBITDA relates to the exclusion of non-recurring costs, impacted by a significant reduction due to impairment charges, restructuring and other exceptional costs booked in 2014. During the year ended December 31, 2015 non-recurring costs were mainly impacted by labor force optimization to current or expected adjustments in activity levels. Excluding corporate costs the Adjusted EBITDA margin grew 0.1 percentage points. Corporate expenses located in EMEA increase $0.7 million, due to corporate cost of $0.7 million booked for the year ended December 31, 2015.

Liquidity and Capital Resources

As of December 31, 2016, our outstanding debt was $534.9 million, which includes $303.3 million of our 7.375% Senior Secured Notes due 2020, $156.6 million equivalent amount of Brazilian Debentures, $ 71.4 million of financing provided by BNDES and $3.6 million of finance lease payables.

 During the year ended December 31, 2016 we drew down BRL0.8 million (equivalent to $0.2 million) under our credit agreement with BNDES. The accelerated payment of BRL100.0 million (equivalent to $30.7 million) of the Brazilian Debentures and as part of MSA with Telefónica amendment, the CVIs were eliminated.

 For the year ended December 31, 2016, our cash flow from operating activities was $141.9 million, which includes interest paid of $73.2 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $215.1 million.

For the three months ended December 31, 2016, our cash flow from operating activities was $83.8 million, which includes interest paid of $22.3 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $106.1 million.

Cash Flow

As of December 31, 2016, we had cash and cash equivalents (net of any outstanding bank overdrafts) of approximately $194.0 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2014	2015	2016	2015	2016
	(audited)		(unaudited)	(unaudited)
Cash from operating activities	135.3	37.0	141.9	40.3	83.8
Cash used in investment activities	(149.8)	(67.2)	(75.1)	(35.7)	(13.2)
Cash provided by/(used in) financing activities	38.8	36.6	(62.7)	9.1	(50.0)
Net increase in cash and cash equivalents	24.3	6.4	4.2	13.6	20.6
Effect of changes in exchanges rates	(26.4)	(33.8)	5.8	(4.3)	(4.4)

Cash from Operating Activities

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Cash from operating activities was $141.9 million for the year ended December 31, 2016 compared to $37.0 million for the year ended December 31, 2015. The increase in cash from operating activities resulted from favorable changes in working capital as a result of lower DSO (Day Sales Outstanding).

Three Months Ended December 31, 2016 Compared to Three Months Ended December 31, 2015

Cash from operating activities was $83.8 million for the three months ended December 31, 2016 compared to $40.3 million for the three months ended December 31, 2015. The increase in cash from operating activities resulted from favorable changes in working capital as a result of lower DSO (Day Sales Outstanding).

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Cash from operating activities was $37.0 million for the year ended December 31, 2015 compared to $135.3 million for the year ended December 31, 2014. The decrease in cash from operating activities resulted from unfavorable changes in working capital as a result of higher DSO (Day Sales Outstanding).

Cash used in Investment Activities

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Cash used in investment activities was $75.1 million for the year ended December 31, 2016 compared to $67.2 million for the year ended December 31, 2015. Cash used in investment activities for the year ended December 31, 2016 mainly include payments for capital expenditure of $69.9 million.

Three Months Ended December 31, 2016 Compared to Three Months Ended December 31, 2015

Cash used in investment activities was $13.2 million for the three months ended December 31, 2016 compared to $35.7 million for the three months ended December 31, 2015. Cash used in investment activities for the three months ended December 31, 2016 was mainly related to capital expenditure of $13.5 million.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Cash used in investment activities was $67.2 million for the year ended December 31, 2015 compared to $149.8 million for the year ended December 31, 2014. Cash used in investment activities for the year ended December 31, 2015 mainly include payments for capital expenditure of $96.4 million, and disposal from sale of financial instruments of $26.9 million.

Cash provided by/(used in) Financing Activities

Year ended December 31, 2016 Compared to Year ended December 31, 2015

Cash used in financing activities was $62.7 million for the year ended December 31, 2016 compared to cash provided by financing activities of $36.6 million for the year ended December 31, 2015. Cash used in financing activities during 2016 was mainly attributable to BNDES contractual amortization and Debentures amortization, including an accelerated payment of BRL100.0 million (equivalent to $30.7 million).

Three Months Ended December 31, 2016 Compared to Three Months Ended December 31, 2015

Cash used in financing activities was $50.0 million for the three months ended December 31, 2016 compared to cash provided by financing activities of $9.1 million for the three months ended December 31, 2015. Cash used in financing activities for the three months ended December 31, 2016 includes BNDES contractual amortization and Debentures amortization, including an accelerated payment of BRL100.0 million (equivalent to $30.7 million).

Year ended December 31, 2015 Compared to Year Ended December 31, 2014

Cash provided by financing activities was $36.6 million for the year ended December 31, 2015 compared to $38.8 million for the year ended December 31, 2014. Cash provided by financing activities during 2015 was mainly attributable to the amounts drawdown under the BNDES facility during 2015, whereas during 2014 was principally due to IPO proceeds received by Atento. S.A., partially offset by prepayment to Telefónica of the entire amount outstanding under the Vendor Loan Note, and the net Debentures amortization and amounts drawdown under the BNDES facility.

Free Cash Flow

Our Management uses free cash flow to assess our liquidity and the cash flow generation of our operating subsidiaries. We define free cash flow as net cash flow from operating activities less net cash and disposals of payments for acquisition of property, plant, equipment and intangible assets for the period. We believe that free cash flow is useful to investors because it adjusts our operating cash flow by the capital that is invested to continue and improve business operations.

Free cash flow has limitations as an analytical tool. The most directly comparable IFRS measure to free cash flow is cash flow from operating activities. Free cash flow is not a measure defined by IFRS and should not be considered in isolation from, or as an alternative to, cash flow from operating activities or other measures as determined in accordance with IFRS. Additionally, free cash flow does not represent the residual cash flow available for discretionary expenditures as it does not incorporate certain cash payments, including payments made on finance lease obligations or cash payments for business acquisitions. Free cash flow is not necessarily comparable to similarly titled measures used by other companies.

	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2014	2015	2016	2015	2016
	(audited)		(unaudited)	(unaudited)
Net cash flow from operating activities	135.3	37.0	141.9	40.3	83.8
Payments for acquisition of property, plant, equipment and intangible assets	(117.9)	(96.4)	(69.9)	(35.8)	(13.5)
Disposals of property, plant, equipment, and intangible assets	0.9	2.4	1.0	-	(0.1)
Free cash flow (non-GAAP) (unaudited)	18.3	(57.0)	73.0	4.5	70.2

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Free cash flow increased by $130.0 million from negative $57.0 million for the year ended December 31, 2015 to positive $73.0 million for the year ended December 31, 2016. The increase in free cash flow for the year ended December 31, 2016 was mainly due to the strong increase in net cash flow from operating activities, resulted from favorable changes in working capital due to several collections process improvement and customers terms negotiations resulting on lower DSO (Day Sales Outstanding).

Three Months Ended December 31, 2016 Compared to Three Months Ended December 31, 2015

Free cash flow increased by $65.7 million from positive $4.5 million for the three months ended December 31, 2015 to positive $70.2 million for the three months ended December 31, 2016. The increase in free cash flow for the three months ended December 31, 2016 was principally affected by the favorable changes in working capital mainly impacted by customers terms negotiations resulting on lower DSO (Day Sales Outstanding).

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Free cash flow decreased by $75.3 million from positive $18.3 million for the year ended December 31, 2014 to negative $57.0 million for the year ended December 31, 2015. The decrease in free cash flow for the year ended December 31, 2015 was mainly due to the decrease in net cash flow from operating activities, resulted from unfavorable changes in working capital as a result of higher DSO (Day Sales Outstanding).

Free cash flow for the year ended December 31, 2014 was negatively impacted by cash outflows of $39.4 million related to financing fees and IPO costs, $15.7 million related to restructuring costs, which include Spanish headcount reduction plan cash outlay, $7.8 million related to acquisition and integration related costs, $7.0 million related to sponsor management fee, $1.2 million related to site relocation costs, and $1.5 million related to other costs.

Finance leases

The Company holds the following assets under finance leases:

	As of December 31,
	2014	2015	2016
($ in millions)	Net carrying amount of asset	Net carrying amount of asset	Net carrying amount of asset
Finance leases	(audited)		(unaudited)
Plant and machinery	-	3.2	2.4
Furniture, tools and other tangible assets	3.5	2.9	1.4
Total	3.5	6.1	3.8

The present value of future finance lease payments is as follow:

	As of December 31,
	2014	2015	2016
($ in millions)	Net carrying amount of asset	Net carrying amount of asset	Net carrying amount of asset
	(audited)		(unaudited)
Up to 1 year	4.7	2.0	2.2
Between 1 and 5 years	4.3	2.7	1.4
Total	9.0	4.7	3.6

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the year ended December 31, 2014, 2015 and 2016 and for the three months ended December 31, 2015 and 2016:

	For the year ended December 31,			For the three months ended December 31,
	2014	2015	2016	2015	2016
($ in millions)	(audited)		(unaudited)	(unaudited)

Brazil	76.6	74.2	23.0	21.8	9.2
Americas	38.0	39.2	23.0	14.1	13.8
EMEA	4.2	7.3	2.1	2.2	1.4
Other and eliminations	1.3	0.5	0.1	-	(0.1)
Total capital expenditure	120.1	121.2	48.2	38.1	24.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.

Date: March 21, 2017

By:   /s/ Alejandro Reynal

Name: Alejandro Reynal

Title:  Chief Executive Officer

By:   /s/ Mauricio Montilha

Name: Mauricio Montilha

Title:  Chief Financial Officer